News

FOR IMMEDIATE RELEASE

BMO FINANCIAL GROUP REPORTS RESULTS FOR THE SECOND QUARTER OF 2005

EPS Increases 3.6% due to Benefit of Strong Growth in Personal and Commercial Banking and Wealth Management Businesses which is Reduced by Lower Earnings in Certain Investment Banking Group Businesses and Lower Corporate Portfolio Securities Gains

Year-over-Year Operating Highlights for the Quarter:

•	Net income of $600 million, up $9 million or 1.6%. Excluding significant items, net income was down $30 million or 5.2%.

•	EPS[1] up 3.6% to $1.16 and cash EPS[2] up 3.4% to $1.21

•	ROE of 19.5%, compared with 20.4%

•	A $46 million specific provision for credit losses and a $40 million reduction in the general allowance, similar to a year ago

•	Revenue[2] decline of 0.7% (1.6% growth excluding the impact of the weaker U.S. dollar)

•	Expense growth of 0.9% (3.4% growth excluding the impact of the weaker U.S. dollar)

•	Productivity ratio[2] slips 101 basis points to 65.0% and cash productivity ratio[2] slips 106 basis points to 64.0%

•	Tier 1 capital ratio of 9.38%, compared with 9.67% a year ago and 9.72% at the end of the first quarter

Year-over-Year Operating Highlights for the Year to Date:

•	Net income of $1,202 million, up $90 million or 8.1%

•	EPS of $2.32, up 9.4%, and cash EPS of $2.40, up 9.1%

•	ROE of 19.5%, compared with 19.4%

•	Productivity ratio improves 98 basis points to 63.9% and cash productivity ratio improves 90 basis points to 62.9%

Other Highlights:

•	Net income relatively unchanged from the first quarter of 2005

•	Record quarterly net income in Private Client Group

•	Specific provision for credit losses now anticipated to be $275 million or less in fiscal 2005, down from our annual target of $400 million or less and most recent estimate of $350 million or less

1	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.

References to retail and business banking refer to Personal and Commercial Client Group activities and references to wealth management refer to Private Client Group activities.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

SECOND QUARTER 2005 MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A)

MD&A commentary is as of May 25, 2005. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Summary Data

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
(Canadian $ in millions, except per share data and as noted)	Q2-2005	vs. Q2-2004			vs. Q1-2005			YTD-2005	vs. YTD-2004
Revenue per financial statements	2,397	(9)	—		(14)	(1%	)	4,808	69	1%
Taxable equivalent basis (teb) adjustment	31	(8)	(19%	)	3	13%		59	(18)	(23%	)

Revenue (teb) (1)	2,428	(17)	(1%	)	(11)	—		4,867	51	1%
Specific provision for credit losses	46	1	2%		3	7%		89	(11)	(11%	)
Reduction in the general allowance	(40)	—	—		(40)	(100%	)	(40)	40	50%

Total provision for credit losses	6	1	19%		(37)	(86%	)	49	29	+100%
Non-interest expense	1,579	14	1%		46	3%		3,112	(14)	—
Income taxes per financial statements	198	(43)	(18%	)	(21)	(10%	)	417	(56)	(12%	)
Taxable equivalent basis adjustment	31	(8)	(19%	)	3	13%		59	(18)	(23%	)

Income taxes (teb) (1)	229	(51)	(18%	)	(18)	(7%	)	476	(74)	(13%	)
Net income	600	9	2%		(2)	—		1,202	90	8%

Amortization of intangible assets (after tax)	21	2	11%		2	13%		40	2	4%
Cash net income (1)	621	11	2%		—	—		1,242	92	8%
Earnings per share — basic ($)	1.19	0.03	3%		0.01	1%		2.37	0.19	9%
Earnings per share — diluted ($)	1.16	0.04	4%		—	—		2.32	0.20	9%
Cash earnings per share — diluted ($) (1)	1.21	0.04	3%		0.02	2%		2.40	0.20	9%
Return on equity (ROE)	19.5%		(0.9%	)		0.1%		19.5%		0.1%
Cash ROE (1)	20.2%		(0.9%	)		0.2%		20.1%		—
Non-interest expense-to-revenue ratio	65.9%		0.9%			2.3%		64.7%		(1.3%	)
Non-interest expense-to-revenue (teb) ratio (1)	65.0%		1.0%			2.1%		63.9%		(1.0%	)
Cash non-interest expense-to-revenue (teb) ratio (1)	64.0%		1.1%			2.1%		62.9%		(0.9%	)
Net interest margin	1.56%		(0.14%	)		(0.05%	)	1.58%		(0.18%	)
Net interest margin (teb) (1)	1.60%		(0.15%	)		(0.04%	)	1.62%		(0.20%	)

Operating Group net income:
Personal and Commercial Client Group	293	87	42%		(1)	—		587	140	31%
Private Client Group	77	14	24%		4	6%		150	34	30%
Investment Banking Group	206	—	—		(31)	(13%	)	443	32	8%
Corporate Support, including Technology and Solutions (T&S)	24	(92)	(79%	)	26	+100%		22	(116)	(84%	)

BMO Financial Group net income	600	9	2%		(2)	—		1,202	90	8%

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this document.

Toronto, May 25, 2005 — BMO Financial Group reported net income of $600 million for the second quarter ended April 30, 2005, up $9 million or 1.6% from a year ago. EPS increased $0.04 or 3.6% to $1.16.

PERFORMANCE OVERVIEW

“Reported earnings were modestly higher than a year ago, but excluding significant items, earnings declined,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “Our personal and commercial banking and wealth management businesses both delivered solid earnings growth. However, results were weaker in some of our investment banking businesses and we had lower corporate portfolio securities gains.”

Results for the quarter and comparative periods include a number of significant items. The analysis that follows discloses the impact of these significant items to help readers assess underlying performance. This quarter, at the end of the MD&A, immediately preceding the financial statements, we have also included a schedule that itemizes the significant items and their impact on group and total bank net income for those readers who wish to also review a summary.

Excluding the significant items outlined below from results in both quarters, net income was $537 million in the second quarter of 2005, down $30 million or 5.2% from the second quarter a year ago. On a similarly-adjusted basis, EPS was $1.04 and cash EPS was $1.09, compared with $1.07 and $1.12, respectively, in the year ago period. The weaker U.S. dollar lowered BMO’s earnings by $12 million relative to a year ago.

Net income in the second quarter of 2005 was increased by the $63 million after-tax net impact of:

•	A $44 million ($37 million after tax) revenue increase in Investment Banking Group related to the restructuring of customer securitization Variable Interest Entities (VIEs);

•	A $40 million ($26 million after tax) reduction in the general allowance for credit losses reflected in Corporate Support;

•	A $20 million recovery of prior years’ income taxes recorded in Personal and Commercial Client Group;

•	A $25 million ($16 million after tax) litigation provision reflected in Corporate Support expenses; and

•	A $6 million ($4 million after tax) reduction in investment securities gains in Investment Banking Group, representing the second quarter impact of the change in accounting for investments of merchant banking subsidiaries that was adopted in the first quarter.

Net income in the second quarter of 2004 was increased by the $24 million after-tax net impact of:

•	A $40 million ($26 million after tax) reduction in the general allowance for credit losses reflected in Corporate Support;

•	$93 million ($60 million after tax) of net investment securities gains recorded in Investment Banking Group and Corporate Support;

•	Interest expense of $44 million ($29 million after tax) recorded in Investment Banking Group on the unwinding of hedge contracts associated with the sale of fixed income securities; and

•	A $51 million ($33 million after tax) adjustment that decreased Personal and Commercial Client Group’s card fees revenue.

Personal and Commercial Client Group net income in the second quarter rose $87 million or 42% from a year ago, in part due to the income tax recovery and the card fees adjustment. Excluding these two significant items, the Group’s net income rose 14%. Broadly-based volume growth in both Canada and the U.S. contributed to the increase, which was partially offset by lower net interest margins. Private Client Group earnings increased $14 million or 24% due to strength in full-service investing and mutual funds and due to reduced expenses. Investment Banking Group net income was unchanged, but declined after adjusting for the significant items above, due to lower revenues in some of its businesses. The Group’s expenses and provision for credit losses were lower than a year ago. Corporate Support net income declined $92 million from a year ago, due to a lower recovery of credit losses and the litigation provision in 2005 and to high net investment securities gains and foreign exchange translation gains in 2004.

Relative to the first quarter, net income declined $2 million. Net income in the first quarter benefited from the $53 million after-tax impact of certain significant items, recorded primarily in Investment Banking Group:

•	The $32 million ($21 million after tax) impact of a change in accounting for investments of merchant banking subsidiaries that increased investment securities gains; and

•	A $32 million recovery of prior years’ income taxes.

Excluding the impact of the $63 million after-tax benefit of the significant items included in results in the second quarter of 2005 and the $53 million after-tax benefit of the significant items above included in the first quarter, net income declined $12 million or 2.1% from the first quarter.

Net income in our wealth management businesses increased from the first quarter due to strength in full-service investing, while net income in personal and commercial banking was unchanged, as the recovery of prior years’ income taxes was offset by the impact of three fewer calendar days in the quarter and higher costs. Excluding the significant items noted above that affected Investment Banking Group, the Group’s results declined, as reduced revenue more than offset the benefits of lower expenses.

Year to date, net income of $1,202 million rose $90 million or 8.1% from the comparable period in 2004. EPS was $2.32, up $0.20 or 9.4%, and cash EPS was $2.40, up $0.20 or 9.1%.

As outlined previously, certain significant items affected results in each of the first two quarters of 2005 and in the second quarter of 2004. Net income in the first quarter of 2004 also benefited from the $18 million net effect of the following significant items, recorded in Corporate Support:

•	The one-time impact of a change in accounting for mortgage loan prepayment fees that increased net interest income by $42 million ($27 million after tax);

•	The one-time impact of a change in accounting for gains and losses on Bank of Montreal shares held by BMO subsidiaries that reduced non-interest trading revenue $26 million ($16 million after tax);

•	A reduction in the general allowance for credit losses that reduced the provision for credit losses by $40 million ($26 million after tax); and

•	An increase to future income tax liabilities related to U.S. real estate that increased the provision for income taxes by $19 million.

Excluding the $116 million (or $0.22 per share) after-tax impact of the significant items benefiting the current year-to-date period and the $42 million (or $0.08 per share) after-tax net impact of the significant items benefiting results of the comparable year-to-date period in 2004, net income for the year to date was $1,086 million, up $16 million or 1.5% from a year ago. On a similarly-adjusted basis, EPS for the year-to-date period rose $0.06 or 2.9% to $2.10 and cash EPS rose $0.06 or 2.8% to $2.18. The weaker U.S. dollar lowered BMO’s earnings for the year to date by $25 million relative to a year ago.

Results for the year-to-date period benefited from effective cost containment, volume growth in personal and commercial banking, and higher full-service investing and mutual fund fees in wealth management. These increases were partially offset by reduced revenues in certain of our investment banking businesses and sharply lower revenues and lower recoveries of credit losses in Corporate Support, due in part to a greater reduction in the general allowance in 2004.

“Based on our year-to-date performance, we remain committed to achieving the financial targets we set for the year, although achieving our target of improving cash productivity by 150 to 200 basis points will be quite challenging as we continue to invest in growing our businesses,” added Mr. Comper. “While growth in some of our business lines was somewhat less robust than in the recent past, we should continue to benefit from the breadth of our business strengths, our efforts to grow and improve performance of our U.S. businesses, and our effective credit management.”

Revenue1 for the quarter declined $17 million or 0.7% from a year ago to $2,428 million. Revenue increased $38 million or 1.6%, adjusted for the impact of the weaker U.S. dollar. Personal and Commercial Client Group revenue increased $118 million due to much higher volumes in both Canada and the United States and the impact of the card fees adjustment recorded in the prior year, partially offset by lower net interest margins. Acquired businesses in the United States contributed $25 million to revenue growth. Private Client Group revenue increased $13 million on growth in full-service investing and mutual fund revenues and improved spreads on term investments. Revenue fell $57 million in Investment Banking Group on lower net interest income and reduced trading revenue and equity and debt underwriting activity. However, commission revenue and mergers and acquisitions revenues rose on increased levels of client activity while the restructuring of VIEs also increased revenue. Corporate Support revenues were appreciably lower because of high levels of net investment securities gains and foreign exchange gains in the year-ago period.

Revenue declined $11 million or 0.5% from the first quarter, in part due to three fewer calendar days in the second quarter. Private Client Group revenue was appreciably higher on growth in full-service investing and

(1)  On a taxable equivalent basis — see the Non-GAAP Measures section mutual funds, while Personal and Commercial Client Group revenue declined as the effect of fewer calendar days and slightly lower net interest margin offset the benefits of volume growth. Investment Banking Group revenue was down on lower debt underwriting activity, reduced trading income and a decline in net investment securities gains. The first quarter included a $30 million increase and the second quarter included a $6 million reduction of unrealized gains when valuing merchant banking investments at fair value as a result of the first quarter change in accounting policy to record investments in merchant banking subsidiaries at fair value. The Group’s revenue growth benefited from the revenue recognized on restructuring VIEs.

Year to date, revenue rose $51 million or 1.1% to $4,867 million. Revenue increased $158 million or 3.3%, adjusted for the impact of the weaker U.S. dollar. There was strong growth in Personal and Commercial Client Group, driven by higher volumes across most business lines including higher card fees, and growth in Private Client Group full-service investing and mutual fund revenues. There was lower revenue in Investment Banking Group and Corporate Support, largely due to the same factors affecting their year-over-year revenue growth in the second quarter. Revenue growth benefited from the $54 million combined year-over-year effect of the revenue recognized on restructuring VIEs and recording merchant banking investments at fair value in 2005 and the 2004 changes in accounting policies for mortgage loan prepayment fees and gains and losses on Bank of Montreal shares held by subsidiaries.

Net interest margin1 was 1.60% in the second quarter of 2005, a decline of 15 basis points from a year ago, of which 12 basis points related to VIE assets, and 4 basis points from the first quarter. Net interest margin in both Personal and Commercial Client Group and Investment Banking Group declined relative to a year ago and relative to the first quarter. On November 1, 2004, we commenced the consolidation of certain of our customer securitization vehicles, pursuant to the adoption of the Canadian Institute of Chartered Accountants’ (CICA’s) new accounting requirement on the consolidation of VIEs. This lowered net interest margin as it resulted in the inclusion of approximately $21 billion of average assets in BMO’s balance sheet in both the first and second quarters of 2005 (12 basis point impact in both periods). On April 29, we completed the restructuring of these VIEs and the VIE assets are no longer included in BMO’s balance sheet as of that date. As a result, net interest margin in future quarters will be approximately 12 basis points higher than it would otherwise. Net interest margins are detailed in the Revenue section of the Financial Performance Review.

Non-interest expense in the second quarter of 2005 increased $14 million or 0.9% from a year ago to $1,579 million, and $46 million or 2.9% from the first quarter. The increases were partly due to the litigation provision included in Corporate Support costs. Acquired businesses in U.S. retail and business banking contributed $20 million to year-over-year expense growth.

The non-interest expense-to-revenue ratio1 (productivity ratio) was 65.0% in the second quarter, compared with 64.0% a year ago and 62.9% in the first quarter. The cash productivity ratio1 of 64.0% in the quarter slipped 106 basis points from a year ago. The deterioration related to a higher expense-to-revenue ratio in Investment Banking Group, as the declines in revenue were primarily concentrated in businesses with relatively low variable costs. It also related to reduced revenue in corporate support due to lower investment portfolio securities gains and lower foreign exchange gains, and to the litigation provision. The year-to-date cash productivity ratio of 62.9% improved 90 basis points from the comparable period in 2004. Excluding revenue related to the restructuring of VIEs, the year-to-date cash productivity ratio improved 31 basis points. Our target is to improve cash productivity by 150 to 200 basis points in 2005. The year-to-date shortfall was attributable to the deterioration in the second quarter.

Non-interest expense includes a $25 million provision in respect of a legal claim against a company acquired by Private Client Group in the United States in 2002. The provision was recorded in the U.S. results of the Corporate Support segment since the subject of the litigation does not relate to ongoing operations of Private Client Group.

Results for the quarter included a $46 million specific provision for credit losses, compared with a specific provision of $45 million a year ago and a $43 million specific provision in the first quarter. There was a $40 million reduction in the general allowance for credit losses in the second quarter of 2005 and in each of the first

1  On a taxable equivalent basis — see the Non-GAAP Measures section and second quarters of 2004. Specific provisions for credit losses were $89 million for the year to date, compared with $100 million a year ago. We now anticipate specific provisions for credit losses of $275 million or less in fiscal 2005, down from our annual target of $400 million or less and most recent estimate of $350 million or less.

The Tier 1 capital ratio was 9.38%, down from 9.72% at the end of the first quarter and 9.81% at the end of 2004. The decreases were primarily attributable to increases in risk-weighted assets, largely due to loan growth in Personal and Commercial Client Group and Investment Banking Group.

During the quarter, we sold our interest in the land and building at 111 West Monroe Street, our Chicago headquarters, for US$114 million. At that time, we entered into lease agreements covering approximately one-half the building. The nominal gain on sale has been deferred and will be amortized over the leaseback term.

During the quarter, we repurchased 3,252,800 Bank of Montreal common shares under our common share repurchase program at an average cost of $55.48 per share for total consideration of $180 million.

Annual Targets for 2005
•	3% to 8% EPS growth from a base of $4.21 (excluding changes in the general allowance)
•	ROE of 17% to 18%
•	Specific provision for credit losses of $400 million or less

We now anticipate specific provisions of $275 million or less in fiscal 2005, down from the $350 million estimate established in the first quarter

•	Tier 1 capital ratio of at least 8.0%
•	Improve our cash productivity ratio by 150 to 200 basis points

Year-to-date Performance to April 30, 2005
•	EPS of $2.27, up 12% from $2.02 (excluding changes in the general allowance in both years)
•	19.5% annualized
•	Specific provision for credit losses of $89 million

•	9.38%
•	90 basis points improvement (31 basis points improvement excluding revenue from restructuring VIEs)

2005 Earnings and Economic Outlook
We remain committed to achieving our annual targets for 2005 that were established at the end of last year and which are outlined above; however, achieving our target of improving cash productivity by 150 to 200 basis points will be quite challenging as we continue to invest in growing our businesses.

After expanding 2.8% in calendar year 2004, Canadian real GDP is expected to grow 2.9% in 2005, down modestly from our 3.2% estimate established at the start of the year. Low interest rates continue to support personal and business spending, while the high Canadian dollar continues to restrict exports. Short-term interest rates are expected to remain stable until autumn, before rising modestly late in the year. The low interest rate environment should underpin growth in household and business lending for the remainder of the year. The Canadian dollar should remain within a narrow range of 79 to 81 cents U.S. in the months ahead, with support from the Canadian trade surplus offsetting the effects of rising U.S. interest rates and political uncertainty in Canada.

Though moderating from the 4.4% pace of 2004 due to reduced monetary and fiscal stimulus and increased energy costs, the U.S. economy is projected to grow at a still solid rate of 3.6% in 2005, down marginally from our year-end estimate of 3.7%. Business spending on productivity-enhancing capital equipment is expected to remain firm amid rising confidence and growing profits. This should support demand for business loans. However, continued gradual increases in interest rates by the Federal Reserve may moderate personal spending and cool housing markets, thereby slowing demand for residential mortgages.

Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. As in the prior year, BMO filed certifications, signed by the CEO and CFO, with the SEC in the United States in December 2004 when we filed our Annual Report and other annual disclosure documents. In those filings, BMO’s CEO and CFO certify, as required by the United States Sarbanes Oxley Act, the appropriateness of BMO’s financial disclosures in our Form 40-F filings and the effectiveness of controls and procedures over those disclosures. BMO’s CEO and CFO certify the appropriateness of our financial disclosures in BMO’s interim filings with securities regulators, including this MD&A and the accompanying unaudited interim consolidated financial statements for the period ended April 30, 2005.

As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2004 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this news release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 25, 2005 at 2:30 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Wednesday, June 8, 2005 by calling 416-695-5292 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering pass code 1163.

A live webcast of the quarterly conference call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, August 22, 2005.

Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations Contacts
Susan Payne, Senior Vice-President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, Investor Relations, krista.white@bmo.com, 416-867-7019

Chief Financial Officer
Karen Maidment, Senior Executive Vice-President and Chief Financial Officer,
karen.maidment@bmo.com, 416-867-6776

Corporate Secretary
Velma Jones, Vice-President and Corporate Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

FINANCIAL PERFORMANCE REVIEW

Non-GAAP Measures Used in the MD&A

(Canadian $ in millions, except as noted)	Q2-2005	Q1-2005	Q2-2004	YTD-2005	YTD-2004
Net interest income per financial statements (a)	1,181	1,198	1,155	2,379	2,382
Non-interest revenue	1,216	1,213	1,251	2,429	2,357

Revenue per financial statements (b)	2,397	2,411	2,406	4,808	4,739

Taxable equivalent basis (teb) adjustment (c)	31	28	39	59	77

Net interest income (teb) (a+c) (d) (1)	1,212	1,226	1,194	2,438	2,459
Non-interest revenue	1,216	1,213	1,251	2,429	2,357

Revenue (teb) (e) (1)	2,428	2,439	2,445	4,867	4,816

Provision for income taxes per financial statements	198	219	241	417	473
Taxable equivalent basis adjustment	31	28	39	59	77

Provision for income taxes (teb) (1)	229	247	280	476	550

Non-interest expense (f)	1,579	1,533	1,565	3,112	3,126
Amortization of intangible assets	(24)	(24)	(26)	(48)	(52)

Cash-based expense (g) (1)	1,555	1,509	1,539	3,064	3,074

Net income	600	602	591	1,202	1,112
Amortization of intangible assets, net of income taxes	21	19	19	40	38

Cash net income (1)	621	621	610	1,242	1,150
Preferred share dividends	(8)	(8)	(9)	(16)	(17)
Charge for capital (1)	(317)	(322)	(299)	(639)	(593)

Net economic profit (1)	296	291	302	587	540

Non-interest expense-to-revenue ratio (2) (%) ((f/b) x 100)	65.9	63.6	65.0	64.7	66.0
Non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((f/e) x 100)	65.0	62.9	64.0	63.9	64.9
Cash non-interest expense to revenue (teb) ratio (1) (2) (%) ((g/e) x 100)	64.0	61.9	62.9	62.9	63.8
Net interest margin annualized (%) ((a / average assets) x 100)	1.56	1.61	1.70	1.58	1.76
Net interest margin (teb) annualized (1) (%) ((d / average assets) x 100)	1.60	1.64	1.75	1.62	1.82

EPS (uses net income) ($)	1.16	1.16	1.12	2.32	2.12
Cash EPS (1) (uses cash net income) ($)	1.21	1.19	1.17	2.40	2.20

(1)  These are non-GAAP amounts or non-GAAP measures.
(2)  Also referred to as productivity ratio and cash productivity ratio.

BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

The above table reconciles the non-GAAP measures, that management regularly monitors, to their GAAP counterparts. This quarter, primarily in the Performance Overview and in the table that appears on the last page of the MD&A, we have identified certain significant items and, to assist readers in assessing underlying performance, have adjusted our reported results to exclude the impact of the significant items. Amounts and measures stated on a basis that excludes these significant items are Non-GAAP amounts or measures.

Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.

BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.

Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-denominated net income, revenues, expenses, income taxes and provision for credit losses in the first and second quarters of 2005 were lowered relative to the comparable periods a year ago by the weakening of the U.S. dollar. The U.S. dollar, however, appreciated moderately from the first quarter, thereby increasing U.S.-denominated net income, revenues, expenses, income taxes and provision for credit losses in the second quarter relative to the first quarter. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter. The average Canadian/U.S. dollar exchange rates in both the first and second quarters of 2005 approximated the respective rates at the end of the preceding quarters. As a result, there were low amounts of hedging gains in both the first and second quarters of 2005.

The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into at the beginning of each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q2-2005		YTD-2005
(Canadian $ in millions, except as noted)	vs. Q2-2004	vs. Q1-2005	vs. YTD-2004
Canadian/U.S. dollar exchange rate (average)
Current period	1.2336	1.2336	1.2216
Prior period	1.3394	1.2100	1.3230

Increased (reduced) revenue	(55)	12	(107)
Reduced (increased) expense	40	(9)	73
Reduced (increased) provision for credit losses	(2)	—	—
Reduced (increased) income taxes	3	(1)	7

Increased (reduced) net income before hedging gains	(14)	2	(27)
Hedging gains (losses)	2	2	3
Income taxes thereon	(1)	(1)	(1)

Increased (reduced) net income	(13)	3	(25)

Value Measures
Annualized ROE was 19.5% for the quarter and for the year to date, ahead of our annual target of 17% to 18% ROE but consistent with the first quarter of 2005 and the comparable year-to-date period in 2004. ROE was 20.4% in the second quarter of 2004.

EPS of $1.16 increased $0.04 or 3.6% from the second quarter of 2004 and was unchanged from the first quarter. Year to date, EPS of $2.32 was up $0.20 or 9.4% from the comparable period a year ago. Excluding the reduction of the general allowance in each of 2005 and 2004, EPS for the year-to-date period was up 12%, ahead of our annual target of 3% to 8% EPS growth.

Net economic profit (NEP) was $296 million (see the Non-GAAP Measures section), compared with $302 million in the second quarter of 2004. Year to date, NEP was $587 million, up from $540 million in the first six months of 2004.

The total shareholder return (TSR) on an investment in BMO common shares was 3.3% in the second quarter and 12.6% for the twelve months ended April 30, 2005. BMO’s average annual TSR for the five-year period ended April 30, 2005, was 19.6%, consistent with the six-bank average. The comparable TSX average annual total return was 1.7%. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.

Net Income
Net income and variances in net income between periods were reviewed in the preceding Performance Overview. Net income by operating group is reviewed in more detail in the following Review of Operating Group Performance.

Net income from U.S.-based businesses totalled $129 million or 21.5% of BMO’s net income in the quarter, consistent with a year ago. U.S. results in the second quarter of 2005 include $29 million of the revenue from restructuring VIEs (and $29 million of related net income since the VIEs in the United States are non-taxable entities). U.S. results also benefited from a more favourable provision for credit losses, partially offset by the $16 million after-tax impact of the litigation provision. Net investment securities gains in Corporate Support were much higher in the year-ago period.

Year to date, net income from U.S.-based businesses totalled $285 million or 23.7% of BMO’s net income, compared with $177 million and 15.9% for the comparable period in 2004. The improvement was primarily due to higher U.S. earnings in the first quarter of 2005 than in the first quarter of 2004. Higher earnings were primarily due to a lower provision for credit losses, the change in accounting for merchant banking investments, stronger trading revenues and the $19 million adjustment to future income tax liabilities in the first quarter of 2004.

Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.

Total revenue and variances in total revenue were reviewed in the preceding Performance Overview section.

Net interest margin was 1.60% in the second quarter of 2005, a decline of 15 basis points from a year ago, of which 12 basis points related to VIE assets, and 4 basis points from the first quarter. Net interest margin in both Personal and Commercial Client Group and Investment Banking Group declined relative to a year ago and relative to the first quarter. On November 1, 2004, we commenced the consolidation of certain of our customer securitization vehicles, pursuant to the adoption of the CICA’s new accounting requirement on the consolidation of VIEs. This lowered net interest margin as it resulted in the inclusion of approximately $21 billion of average assets in BMO’s balance sheet in both the first and second quarter of 2005 (12 basis point impact in both periods). On April 29, we completed a restructuring of these VIEs and they are no longer included in BMO’s balance sheet as of that date. As a result, BMO’s reported net interest margin in future quarters will be approximately 12 basis points higher than it would otherwise.

Net Interest Margin (teb)

		Increase	Increase		Increase
		(Decrease)	(Decrease)		(Decrease)
(in basis points)	Q2-2005	vs. Q2-2004	vs. Q1-2005	YTD-2005	vs. YTD-2004
P&C Canada	264	(5)	(4)	266	(3)
P&C United States	355	(37)	(3)	357	(38)

Personal and Commercial Client Group	279	(8)	(3)	281	(6)
Private Client Group	833	83	46	810	35
Investment Banking Group	65	(17)	(3)	66	(19)
Corporate Support, including T&S	nm	nm	nm	nm	nm

Total BMO	160	(15)	(4)	162	(20)

nm — not meaningful

Net interest income was $1,212 million in the second quarter, an increase of $18 million from a year ago. Average assets were $34.1 billion higher, of which approximately $21 billion related to VIEs and $10.4 billion to Personal and Commercial Client Group. Net interest margin was 15 basis points lower, of which approximately 12 basis points related to VIE assets. Net interest margin declined in Canada primarily due to a shift in customer product preferences toward lower spread products and increased competition in the sustained low interest rate environment. Net interest margin also declined in U.S. retail and business banking, due to competitive pressures limiting our ability to pass on higher short term rates to loan customers and lower rates earned on longer-term deposits. Investment Banking Group net interest margin declined due to the inclusion of VIE assets (9 basis points impact), lower spreads on client deposits and corporate loans in the competitive rising rate environment in the United States and in interest rate sensitive businesses due to the flatter yield curve. These declines were partially offset by the impact of the $44 million of losses recorded a year ago on unwinding hedges associated with investment securities that were sold.

Relative to the first quarter, net interest income declined $14 million, as lower net interest margin and the impact of three fewer calendar days in the second quarter more than offset the impact of a $14.7 billion increase in average assets. Asset growth largely related to increased client-driven trading assets in capital markets businesses. Margin reductions were relatively modest.

Year to date, net interest income decreased $21 million to $2,438 million. Average assets increased $31 billion of which approximately two-thirds related to VIE assets. There was asset growth in both Investment Banking Group and Personal and Commercial Client Group. Net interest income declined in Investment Banking Group due to the flattening of the yield curve and competitive market conditions. Net interest income was higher in Personal and Commercial Client Group due to volume growth. Overall net interest margin was down 20 basis points, of which 12 basis points was attributable to the consolidation of the VIEs. In the year ago period, the $44 million loss on unwinding hedges in Investment Banking Group had no impact on net interest margin as it was offset by the $42 million impact of the change in accounting for mortgage loan prepayment fees in Corporate Support.

Non-interest revenue in the quarter decreased $35 million or 2.7% from the second quarter of the prior year to $1,216 million, driven by reduced net investment securities gains and lower underwriting and trading revenue. These reductions were partially offset by higher mutual fund revenues, revenue recognized on restructuring VIEs and higher card fees, in part due to the $51 million adjustment to card fees recorded a year ago.

Relative to the first quarter, non-interest revenue increased $3 million. There were higher securities commissions in both Private Client Group and Investment Banking Group, as well as higher securitization revenue and revenues associated with the VIE restructuring. These were partially offset by reductions in underwriting activity and trading income and by lower net investment securities gains, due to the change in accounting for merchant banking investments in the first quarter.

Year to date, non-interest revenue increased $72 million or 3.1% to $2,429 million. Card fees increased, in part due to the adjustment to card fees in 2004. Trading revenue increased, in part due to the $26 million impact of the change in accounting for investments in BMO shares held by subsidiaries in the first quarter a year ago. Other revenue, which includes a number of sundry revenues, was appreciably higher, due in part to the gain on restructuring the VIEs. Mutual fund and insurance revenues also rose. Overall growth was reduced by lower net gains on investment securities. Net investment securities gains were $49 million for the current year to date, compared with $133 million for the comparable period a year ago. Equity and debt underwriting fees declined, while securitization revenues also fell, as a tranche of our credit card loans securitization matured in the first quarter. The weaker U.S. dollar reduced the overall pace of growth in non-interest revenues.

Non-Interest Expense
Non-interest expense in the second quarter of 2005 increased $14 million or 0.9% from a year ago to $1,579 million, due to acquired businesses and the litigation provision included in Corporate Support costs, partially offset by the $40 million impact of the weaker U.S. dollar. Performance-based compensation costs were slightly lower, as reduced costs in Investment Banking Group were largely offset by increased costs in other groups.

Non-interest expense increased $46 million or 2.9% from the first quarter, due to the litigation provision, acquired businesses and higher premises and other sundry costs. Performance-based compensation costs were modestly lower.

Year to date, non-interest expense decreased $14 million or 0.4% from a year ago to $3,112 million. The decrease was primarily due to the $73 million impact of the weaker U.S. dollar and lower performance-based compensation and other benefits costs, partially offset by the litigation provision and other sundry costs.

The non-interest expense-to-revenue ratio (productivity ratio) was 65.0% in the second quarter, compared with 64.0% a year ago and 62.9% in the first quarter. The cash productivity ratio of 64.0% in the quarter slipped 106 basis points from a year ago, while the year-to-date cash productivity ratio of 62.9% improved 90 basis points from the comparable period in 2004. Excluding revenue related to the restructuring of VIEs, the cash productivity ratio in the second quarter of 2005 slipped 225 basis points and the year-to-date cash productivity ratio improved 31 basis points. Our target is to improve cash productivity by 150 to 200 basis points in 2005.

Risk Management

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q2-2005	Q1-2005	Q2-2004	YTD-2005	YTD-2004
New specific provisions	108	93	117	201	314
Reversals of previously established allowances	(47)	(34)	(58)	(81)	(168)
Recoveries of loans previously written off	(15)	(16)	(14)	(31)	(46)

Specific provision for credit losses	46	43	45	89	100
Reduction of the general allowance	(40)	—	(40)	(40)	(80)

Provision for (recovery of) credit losses	6	43	5	49	20

Specific PCL as a % of average net loans and acceptances (annualized)	0.11%	0.11%	0.12%	0.11%	0.12%
PCL as a % of average net loans and acceptances (annualized)	0.01%	0.11%	0.01%	0.06%	0.03%

Changes in Gross Impaired Loans and Acceptances (GIL)

GIL, Beginning of Period	1,089	1,119	1,786	1,119	1,918

Additions to impaired loans & acceptances	138	89	190	227	432
Reductions in impaired loans & acceptances	(68)	(47)	(352)	(115)	(617)

Net new additions (reductions)	70	42	(162)	112	(185)
Write-offs	(107)	(72)	(121)	(179)	(230)

GIL, End of Period	1,052	1,089	1,503	1,052	1,503

GIL as a % of gross loans & acceptances	0.61%	0.67%	0.95%	0.61%	0.67%
GIL as a % of equity and allowances for credit losses	6.77%	7.10%	10.28%	6.77%	10.28%

The provision for credit losses totalled $6 million in the quarter, compared with $5 million in the second quarter of 2004 and $43 million in the first quarter of 2005. Year to date, the provision totalled $49 million, compared with $20 million a year ago. There was a $40 million reduction of the general allowance in the second quarter of 2005 and in each of the first and second quarters of 2004.

Specific provisions totalled $46 million in the quarter, comparable to amounts in the comparative periods. Year to date, specific provisions totalled $89 million, down from $100 million in the comparable period. The components of the specific provision are outlined in the Provisions for Credit Losses table above. New specific provisions include an amount related to the Jetsgo Corporation insolvency, in respect of Moneris Solutions Corporation, a joint venture of the bank involved in the business of processing merchant card transactions. Specific provisions in the second quarter represent an annualized 11 basis points of average net loans and acceptances, including securities purchased under resale agreements, essentially consistent with the first quarter and a year ago. Specific provisions for the year to date represent an annualized 11 basis points of average net loans and acceptances, compared with 12 basis points a year ago and the 34 basis points average of the past five fiscal years.

BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities purchased under resale agreements, represented 86.1% of the loan portfolio at the end of the second quarter, compared with 84.8% at the end of the second quarter of 2004 and 86.3% at the end of fiscal 2004.

Asset quality conditions and credit performance have remained stable this quarter. Our outlook on credit quality remains positive for 2005, as BMO has acceptably low exposure to sectors of concern, corporate default rates are low and U.S. economic growth, while slowing, is expected to remain relatively solid. We expect the credit environment to remain stable over the next several months, with some weakness potentially developing towards the end of fiscal 2005. However, further strengthening of the Canadian dollar would likely impact the quality of the Canadian commercial/corporate loan portfolio, affecting those industries that depend heavily on exports or for which there is substantial import competition, including automotive and forestry. Recent high energy prices may also impact asset quality conditions and credit performance due to lower disposable incomes and potential reductions in consumer spending.

We now anticipate that specific provisions in fiscal 2005 will be $275 million or less, down from our most recent estimate of $350 million or less and the 2005 target of $400 million or less that was established at the beginning of the year. Our estimate for 2005 remains above the $67 million of specific provisions recorded in 2004 due to our expectation that reversals of previously established allowances and recoveries on loans previously written off will be substantially lower in fiscal 2005 than in 2004.

Gross impaired loans were $1,052 million at the end of the quarter, down $37 million from the first quarter and $67 million from the end of fiscal 2004. Factors contributing to the reductions are outlined in the preceding table. Gross impaired loans represented 0.61% of gross loans and acceptances, compared with 0.67% at the end of the first quarter and 0.71% at the end of 2004. Gross impaired loans as a percentage of equity and allowance for credit losses improved to 6.77%, from 7.10% at the end of the first quarter and 7.47% at the end of fiscal 2004. Impaired loans have declined for eight consecutive quarters and are at their lowest level in the past five years.

Impaired loans, after deduction of $237 million of specific allowances for loan losses, totalled $815 million, compared with $792 million at the end of the first quarter and $821 million at the end of fiscal 2004.

New impaired loan formations totalled $138 million in the quarter, up from $89 million in the first quarter but down from $190 million a year ago. Some volatility in impaired loan formations by quarter is quite normal and formations are in line with expectations at this stage of the economic cycle. Year to date, formations were $227 million, down $205 million or 47% from the same period a year ago.

In the second quarter of 2005, sales of gross impaired loans totalled $31 million, with resulting reversals and recoveries totalling $10 million. There were no sales of impaired loans in the first quarter. In the first two quarters of 2004, sales of gross impaired loans totalled $401 million, with resulting reversals and recoveries of $60 million.

The total allowance for credit losses of $1,237 million at the end of the second quarter was comprised of total specific allowances of $254 million and a general allowance of $983 million. Specific allowances were down $313 million from a year ago and $43 million from the first quarter. The decrease in specific allowances from a year ago was due to low levels of new specific provisions relative to write-offs and reversals. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed for adequacy on a quarterly basis and was reduced to $983 million at the end of the quarter based on this assessment. The $34 million net reduction results from a $40 million reduction in the general allowance, partially offset by a $6 million adjustment due to the change in the Canadian/U.S. dollar exchange rate. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.

BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 62 to 65 of the 2004 Annual Report. There have been no significant changes to levels of liquidity and funding risk or structural market risk over the quarter. Trading and underwriting Market Value Exposure has been generally consistent quarter-over-quarter. In the first quarter of 2005, a one-day correlated Earnings Volatility (EV) model for money market/accrual portfolios in trading and underwriting was implemented for market risk management and reporting purposes. The decrease in the 12-month earnings volatility in the following table was primarily due to the implementation of this model. There were no other significant changes to risk and liquidity and funding management practices in 2005.

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

	Market value		12-month
(After-tax Canadian equivalent)	exposure (MVE)		earnings volatility
	Apr. 30	Oct. 31	Apr. 30	Oct. 31
	2005	2004	2005	2004
Trading and Underwriting **	12.5	10.0	11.4	18.0
Structural	329.7	340.2	29.6	28.0

Total	342.2	350.2	41.0	46.0

*  Measured at a 99% confidence interval
**  Trading and Underwriting MVE is equivalent to Total Trading and Underwriting VaR on an after-tax basis

Total Trading and Underwriting Value at Risk (VaR) Summary ($ millions)*

For the quarter ended April 30, 2005
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low
Commodity VaR	2.2	4.5	7.7	1.8
Equity VaR	6.1	4.9	6.6	4.1
Foreign exchange VaR	1.7	0.7	2.2	0.1
Interest rate VaR (mark-to-market)	6.1	4.8	7.6	3.2
Correlation effect	(8.5)	(7.3)	(9.2)	(5.5)

Comprehensive VaR	7.6	7.6	9.6	5.5
Interest rate VaR (accrual)	8.5	9.2	10.9	6.8
Credit spread VaR	3.1	4.1	5.6	3.1

Total VaR	19.2	20.9	24.3	16.4

* One-day measure using a 99% confidence interval

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

(After-tax Canadian equivalent)	As at April 30, 2005		As at Oct. 31, 2004
		Earnings		Earnings
	Economic	sensitivity	Economic	sensitivity
	value	over the next	value	over the next
	sensitivity	12 months	sensitivity	12 months
100 basis point increase	(220.2)	13.6	(224.3)	9.2
100 basis point decrease	182.6	(13.6)	183.7	(20.2)

200 basis point increase	(460.1)	29.8	(470.4)	22.2
200 basis point decrease	339.9	(54.8)	332.3	(62.9)

*  Exposures are in brackets and benefits are represented by positive amounts

Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.

The provision for income taxes decreased $51 million from the second quarter a year ago and $18 million from the first quarter to $229 million. This quarter’s results included a $20 million recovery of prior years’ income taxes, while the first quarter’s results included a $32 million recovery of prior years’ income taxes. The effective tax rate for the quarter was 27.2% (30.6% excluding the $29 million of non-taxable revenue from restructuring VIEs and the $20 million tax recovery), compared with 32.0% in the second quarter a year ago and 28.6% in the first quarter (32.3% excluding the $32 million tax recovery).

Year to date, the provision for income taxes declined $74 million to $476 million. There was a $52 million recovery of prior years’ income taxes recorded in the first six months of this year and a $19 million increase to the provision for future income tax liabilities related to U.S. real estate recorded in the first quarter of 2004. The effective tax rate was 27.9% (31.5% excluding the $29 million of non-taxable revenue from restructuring VIEs and the recovery of prior years’ income taxes), down from 32.9% (31.8% excluding the increase to the provision for future income tax liabilities) in the comparable period a year ago. We now expect that the effective rate for fiscal 2005 will be 29% to 30% and consider the sustainable rate to be 31% to 32%.

BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Although the average Canadian/U.S. dollar exchange rate declined in the first quarter relative to the fourth quarter and in the second quarter relative to the first quarter, the U.S. dollar was stronger relative to the Canadian dollar at the end of the first quarter than at October 31, 2004, and at the end of the second quarter, than at January 31, 2005. As such, hedging of the investments in U.S. operations has given rise to an income tax recovery of $46 million in shareholders’ equity for the quarter and $107 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.

Summary Quarterly Results Trends

	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
(Canadian $ in millions, except as noted)	2005	2005	2004	2004	2004	2004	2003	2003
Total revenue (teb)	2,428	2,439	2,279	2,393	2,445	2,371	2,380	2,304
Provision for (recovery of) credit losses	6	43	(13)	(110)	5	15	95	90
Non-interest expense	1,579	1,533	1,493	1,538	1,565	1,561	1,545	1,485

Net income	600	602	551	643	591	521	501	494

Basic earnings per share ($)	1.19	1.18	1.08	1.27	1.16	1.02	0.99	0.97
Diluted earnings per share ($)	1.16	1.16	1.06	1.24	1.12	1.00	0.97	0.95

Operating group net income:
P&C — Canada	263	263	235	241	181	215	221	218
P&C — Chicagoland	30	31	32	27	25	26	29	24

Personal and Commercial Client Group	293	294	267	268	206	241	250	242
Private Client Group	77	73	53	58	63	53	41	38
Investment Banking Group	206	237	191	230	206	205	178	180
Corporate Support, including T&S	24	(2)	40	87	116	22	32	34

BMO Financial Group net income	600	602	551	643	591	521	501	494

The limited impact of seasonal factors affecting BMO’s results was outlined on page 67 of the 2004 Annual Report. Quarterly results often include significant items that impact the level of earnings and trend analysis. As explained in other sections of this document, the net impact of significant items increased earnings somewhat in the first and second quarters of 2004 and, to a greater degree, in the first and second quarters of 2005. Personal and Commercial Client Group earnings have, broadly speaking, been increasing steadily, excluding the impact of significant items. Volume growth has been relatively consistent and net interest margin, which has been decreasing due to shifts in customer preferences toward lower spread products and to competitive pressures in the low interest rate environment, has been more steady in the last few quarters. Private Client Group results have improved steadily due to fee-based asset growth and increased full-service investing revenues. The Group’s expense reductions in 2004 continue to benefit ongoing operations. Investment Banking Group results are more volatile than our other businesses because they are dependent on levels of capital markets activity. Their results have been affected by the flattening of the yield curve over time including, more recently, the impact of rising short-term interest rates in the United States. The Group’s net income was particularly high in the first and second quarters of 2004 because of extremely favourable capital markets conditions, and was high in the third quarter because of very favourable credit performance, including the recovery on a loan that was previously written off.

BMO’s provisions for credit losses declined during 2004 as we moved into a particularly favourable point of the credit cycle. Provisions were particularly favourable in the third quarter of 2004 as we recorded high levels of reversals of previous allowances and recoveries of prior write offs. These reversals and recoveries were a significant component of the high net income in Corporate Support in that period. The weakening of the U.S. dollar has dampened revenue and expense growth over the last two years but the weakening has slowed in the last two quarters.

Balance Sheet
Total assets of $292.4 billion increased $27.2 billion from October 31, 2004. The increase primarily reflects growth in net loans and acceptances ($16.4 billion), securities ($9.0 billion) and cash resources ($3.1 billion) and other assets ($1.1 billion). Derivative financial instruments decreased $2.4 billion. The stronger U.S. dollar increased total assets by $3.8 billion.

The $16.4 billion increase in net loans and acceptances was attributable to a $3.9 billion increase in residential mortgages and retail loans, due to the low interest rate environment, the active housing market and the maturity of a tranche of our credit card loans securitization. Net loans to businesses and governments and related acceptances increased $3.7 billion due to efforts to grow the corporate loans portfolio. Securities purchased under resale agreements increased $8.8 billion due to increased customer demand.

The $9.0 billion increase in securities was attributable to an increase in trading securities, which was largely associated with credit and equity derivative activities. Investment securities market value excess over book value decreased $36 million from the fourth quarter to $50 million, mainly reflecting a reduction in the excess related to U.S. government securities, mortgage backed securities and corporate debt.

The $3.1 billion increase in cash resources was primarily from increased deposits with other banks to take advantage of market opportunities.

BMO began consolidating certain VIEs on November 1, 2004, as a result of new accounting rules issued by the CICA. As a result, the January 31, 2005 balance sheet included $21 billion of other assets and other liabilities of VIEs. Due to the restructuring of these VIEs, consolidation is no longer required after April 29, 2005 and the VIE assets and liabilities are not included in the April 30, 2005 balance sheet. Average balance sheets for both the first and second quarters of 2005 reflect approximately $21 billion of VIE assets and liabilities, influencing net interest margin and certain other statistics.

Total liabilities increased $26.5 billion from October 31, 2004, reflecting increases in deposits ($15.9 billion), securities lent or sold under repurchase agreements ($7.3 billion), securities sold but not yet purchased ($3.2 billion), subordinated debt ($1.0 billion) and other liabilities ($0.7 billion). Derivative financial instruments decreased $2.1 billion, in line with the decrease in related assets outlined above. Acceptances increased $0.5 billion.

Deposits by banks, which account for 12% of total deposits, increased $2.9 billion and were used to fund the increases in cash resources. Deposits by businesses and governments, which account for 47% of total deposits, increased $10.1 billion and were used to fund growth in trading securities and loans. Deposits from individuals, which account for 41% of total deposits, increased $2.9 billion and were used to fund growth in loans.

The increases in securities lent or sold under repurchase agreements and securities sold but not yet purchased funded growth in securities purchased under resale agreements and other short term assets.

Contractual obligations by year of maturity were outlined in Table 24 on page 81 of BMO’s 2004 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

Capital Management
BMO’s Tier 1 capital ratio was 9.38%, down from 9.72% at the end of the first quarter and 9.81% at the end of 2004, but remains well above our minimum target of 8.0%. The decreases were primarily attributable to increases in risk-weighted assets, largely due to loan growth in Personal and Commercial Client Group and Investment Banking Group.

The total capital ratio was 11.30%, compared with 11.50% at the end of the first quarter and 11.31% at the end of last year. Again, the decrease from the first quarter was primarily due to risk weighted asset growth.

During the quarter, BMO raised $500 million of subordinated debt through the issue of 4.87% Series C Medium Term Notes, Second Tranche, due April 2020, under our Canadian Medium Term Note Program. The issue, which closed on April 22, adds to BMO’s Tier 2 capital base. The net proceeds of the offering will be used for general banking purposes.

As explained in the Balance Sheet section, effective April 29, 2005, assets related to VIEs are no longer reflected in BMO’s balance sheet. This change had no impact on Tier 1 and total capital ratios as The Office of the Superintendent of Financial Institutions, on an interim basis, permitted exclusion of these assets from the determination of capital ratios. However, the change contributed to a decrease in our Assets-to-Capital multiple, a measure of capital adequacy, which was 17.4 at the end of the quarter, compared with 18.1 at the end of the first quarter and 17.0 at the end of 2004.

During the quarter, we repurchased 3,252,800 Bank of Montreal common shares for $180 million, representing an average cost of $55.48 per share. There have been 6,678,700 common shares repurchased, at an average cost of $55.42 per share, under the existing normal-course issuer bid that expires on August 6, 2005, and pursuant to which BMO is permitted to repurchase up to 15 million common shares.

On May 4, 2005, Bank of Montreal announced its intention to redeem on June 8, 2005 its $300 million of 6.60%, Series B Medium Term Notes, First Tranche due 2010. The redemption, which is prompted by the high yield relative to current market rates, will reduce BMO’s Total Capital Ratio by 20 basis points.

Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of May 18, 2005	Canadian dollar amount
Common shares	498,488,704
Class B Preferred Shares
Series 5	$8,000,000
Convertible into common shares:
Class B Preferred Shares
Series 4	$8,000,000
Series 6	$10,000,000
Series 10	$12,000,000

Stock options
— vested	25,027,764
— non-vested	5,398,777

Notes 18 and 19 to the audited financial statements on pages 108 and 109 and the table on page 52 in the
Annual MD&A included in the 2004 Annual Report provide details on share capital.

Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high-quality issues.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our joint venture and equity accounted investees on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers.

Preferred rate loan agreements were discussed in Note 24 of the audited consolidated financial statements on page 118 of the 2004 Annual Report. There were no amounts advanced under these preferred rate loan agreements in fiscal 2005.

Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments, derivatives, and our involvement with VIEs, which were described on page 53 of the 2004 Annual Report. On November 1, 2004, we began consolidating our customer securitization VIEs in accordance with new accounting requirements. On April 29, we completed a restructuring of these vehicles and discontinued consolidating the vehicles at that time. These changes in accounting are more fully described in Note 2 to the attached unaudited interim consolidated financial statements. There were no other significant changes to off-balance sheet arrangements during the six months ended April 30, 2005.

Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2004, audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 to the attached unaudited interim consolidated financial statements provides details of changes to significant accounting polices since October 31, 2004, specifically, changes related to liabilities and equity, variable interest entities and merchant banking investments. These changes and their impact on results are consistent with the discussion in our Annual MD&A on page 57 of the Annual Report.

Pages 55 and 56 of the 2004 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

Future Accounting Changes
 Financial Instruments, Hedges and Comprehensive Income
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require BMO to account for most of its investment securities and all of its derivative financial instruments at fair value. When we adopt the new rules on November 1, 2006, we will re-measure securities and derivative financial instruments, as appropriate, and report a new section of shareholders’ equity called comprehensive income. The impact of recording these assets and liabilities at fair value will be recognized in opening equity and results for prior periods will not be restated. We cannot currently determine the impact that these rules will have on the consolidated financial statements, as this will be dependent on the fair values of those financial instruments in the future.

REVIEW OF OPERATING GROUPS PERFORMANCE

The following sections review the financial results of each of our operating groups for the second quarter of 2005, and outline some of their business achievements in the second quarter.

Periodically, certain business lines and units within the business lines are transferred between client groups to align more closely with BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.

Note 11 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

Operating Groups Summary Income Statements and Statistics

	Q2-2005					YTD-2005
				Corp.					Corp.
				incl.					incl.
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&S	Total BMO	P&C	PCG	IBG	T&S	Total BMO
Net interest income (teb)	856	143	273	(60)	1,212	1,730	283	548	(123)	2,438
Non-interest revenue	414	360	407	35	1,216	826	702	840	61	2,429

Total revenue (teb)	1,270	503	680	(25)	2,428	2,556	985	1,388	(62)	4,867
Provision for (recovery of) credit losses	76	1	25	(96)	6	150	2	50	(153)	49
Non-interest expense	781	382	359	57	1,579	1,543	750	731	88	3,112

Income before income taxes and non- controlling interest in subsidiaries	413	120	296	14	843	863	233	607	3	1,706
Income taxes (teb)	120	43	90	(24)	229	276	83	164	(47)	476
Non-controlling interest in subsidiaries	—	—	—	14	14	—	—	—	28	28

Net income Q2-2005	293	77	206	24	600	587	150	443	22	1,202

Net income Q1-2005	294	73	237	(2)	602

Net income Q2-2004	206	63	206	116	591	447	116	411	138	1,112

Other statistics
Net economic profit	164	46	100	nm	296	323	86	227	nm	587
Return on equity	22.8%	19.8%	20.8%	nm	19.5%	22.4%	18.9%	22.1%	nm	19.5%
Cash return on equity	23.5%	22.5%	20.9%	nm	20.2%	23.1%	21.5%	22.1%	nm	20.1%
Non-interest expense-to-revenue ratio (teb)	61.4%	75.8%	52.9%	nm	65.0%	60.3%	76.1%	52.7%	nm	63.9%
Cash non-interest expense-to- revenue ratio (teb)	60.6%	73.3%	52.8%	nm	64.0%	59.5%	73.4%	52.7%	nm	62.9%
Net interest margin (teb)	2.79%	8.33%	0.65%	nm	1.60%	2.81%	8.10%	0.66%	nm	1.62%
Average common equity	5,184	1,582	3,967	1,701	12,434	5,184	1,582	3,967	1,575	12,308
Average assets ($ billions)	125.7	7.1	173.0	5.1	310.9	124.3	7.1	167.0	5.0	303.4
Full-time equivalent staff	18,365	4,719	2,083	8,379	33,546

nm — not meaningful

Personal and Commercial Client Group (P&C)

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2005	vs. Q2-2004			vs. Q1-2005			YTD-2005	vs. YTD-2004
Net interest income (teb)	856	42	5%		(18)	(2%	)	1,730	101	6%
Non-interest revenue	414	76	23%		2	1%		826	102	14%

Total revenue (teb)	1,270	118	10%		(16)	(1%	)	2,556	203	9%
Provision for credit losses	76	2	1%		2	1%		150	1	—
Non-interest expense	781	19	3%		19	3%		1,543	22	1%

Income before income taxes and non-controlling interest in subsidiaries	413	97	32%		(37)	(8%	)	863	180	27%
Income taxes (teb)	120	10	12%		(36)	(22%	)	276	41	19%
Non-controlling interest in subsidiaries	—	—	—		—	—		—	(1)	(100%	)

Net income	293	87	42%		(1)	—		587	140	31%

Amortization of intangible assets (after tax)	9	1	15%		1	9%		17	2	12%

Cash net income	302	88	41%		—	—		604	142	31%

Return on equity	22.8%		1.7%			0.8%		22.4%		(0.3%	)
Cash return on equity	23.5%		1.6%			0.8%		23.1%		(0.4%	)
Non-interest expense-to-revenue ratio (teb)	61.4%		(4.7%	)		2.1%		60.3%		(4.3%	)
Cash non-interest expense-to-revenue ratio (teb)	60.6%		(4.7%	)		2.1%		59.5%		(4.4%	)
Net interest margin (teb)	2.79%		(0.08%	)		(0.03%	)	2.81%		(0.06%	)
Average assets	125,695	10,419	9%		2,756	2%		124,294	10,354	9%

Details on the split of the segment’s Canadian and U.S. results are provided at the end of this section.

Financial Performance Review
Net income was $293 million for the second quarter of 2005, up $87 million or 42% from the second quarter a year ago but down $1 million from the first quarter. This quarter benefited from a $20 million recovery of prior years’ income taxes, while the second quarter a year ago was affected by a $51 million ($33 million after tax) adjustment to credit card fees that increased the recorded liability associated with our customer loyalty rewards program due to rising reward redemption rates. Excluding these two items, net income rose $34 million or 14% from a year ago, but declined $21 million or 7.1% from the first quarter. The increase from a year ago was driven by revenue growth and effective cost management in both Canada and the United States. The decline from the first quarter was attributable to lower revenue related to three fewer calendar days in the second quarter, lower net interest margin and higher expenses.

Year to date, net income of $587 million rose $140 million or 31% from the comparable period a year ago. Excluding the impact of the two items discussed in the preceding paragraph, net income rose $87 million or 18%, driven by strong volume growth and effective cost management, partially offset by lower net interest margin.

Revenue for the quarter rose $118 million or 10% from the second quarter of 2004 to $1,270 million. Excluding the card fees adjustment, revenue rose 5.7%. Revenue growth in Canada was attributable to strong volume growth in personal and commercial products, partially offset by a decline in net interest margin. Revenue grew $19 million or 9.3% in the United States, driven by strong growth in consumer loans, the continuing recovery in commercial lending volumes and the $25 million impact of acquisitions. These increases were partially offset by the effects of lower net interest margin and the $22 million impact of the weaker U.S. dollar.

Relative to the first quarter, revenue fell $16 million or 1.1% because of lower revenues in Canada. The decline in Canada was primarily attributable to three fewer calendar days in the second quarter, the continuing shift in customer product preferences toward low spread products and competition in the low interest rate environment. In the United States, revenue was higher, as strong volume growth, the impact of acquisitions and a moderate appreciation of the U.S. dollar more than offset slightly lower net interest margin.

Year to date, revenue increased $203 million or 8.7% to $2,556 million. In Canada, the increase was attributable to strong volume growth, particularly in commercial products, higher insurance revenues and higher card fee revenue, due in part to the adjustment recorded a year ago. In the United States, the increase was due to strong loan growth and acquisitions, partially offset by the impact of lower net interest margin and the effect of the weaker U.S. dollar. Excluding the card fees adjustment, revenue would have increased by $152 million or 6.4%.

Non-interest expense of $781 million in the second quarter was up $19 million or 2.5% from a year ago. In Canada, non-interest expense was $8 million higher. Non-interest expense in the United States was also higher, due to acquisitions and the costs of 10 new branches opened in the past twelve months, partially offset by the $15 million impact of the weaker U.S. dollar. Relative to the first quarter, non-interest expense was up $19 million or 2.5%, primarily due to acquired businesses and related integration costs in the United States and the stronger U.S. dollar, partially offset by the impact of three fewer calendar days in the second quarter.

For the year to date, non-interest expense was up $22 million or 1.4%, driven by acquired businesses and related integration costs in the United States, partially offset by the $27 million impact of the weaker U.S. dollar.

The Group’s productivity ratio in the quarter improved 470 basis points from a year ago to 61.4%, but slipped 210 basis points from the first quarter, due primarily to three fewer days in the quarter and higher expenses in both the United States and Canada. Year to date, the group’s productivity ratio improved 430 basis points. This significant level of improvement is not expected to continue for the remainder of the year because of the earnings pattern in 2004. Excluding the card fees adjustment of a year ago, the productivity ratio improved year-over-year by 190 basis points in the second quarter and 300 basis points year to date.

The cash productivity ratio improved 470 basis points from the second quarter a year ago to 60.6% but slipped 210 basis points from the first quarter. For the year to date, the cash productivity ratio improved 440 basis points. In the United States, our cash productivity ratio improved 170 basis points from a year ago and 220 basis points for the year to date.

Net income from U.S. operations included in results above represented 10.4% of total Personal and Commercial Client Group net income in the second quarter of 2005, compared with 12.1% in the prior year and 10.4% in the first quarter. The ratios were affected by the card fees adjustment and recovery of prior years’ income taxes recorded in Canadian operations. Year to date, earnings from U.S. operations represented 10.4% of the Group’s net income.

BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in the Personal and Commercial Client Group on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $113 million of corporate mid-market revenue and $35 million of net income in U.S. results for the quarter.

If results of the U.S. mid-market banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 20.0% of the Group’s earnings for the quarter, compared with 10.4% as currently reported. Revenue from U.S. operations, after including the U.S. mid-market corporate banking unit, would be 24.6% of the Group’s revenue for the quarter, compared with 18.0% as currently reported. On a similarly-adjusted basis, the non-interest expense-to-revenue ratio for this quarter would be 59.7%, compared with 61.4% as currently reported.

Overall revenues and net income of the mid-market banking unit have declined relative to comparative periods due to lower spreads in both corporate banking loans and cash management services. Volumes continue to grow in both businesses.

Personal and Commercial Client Group adjusted to include U.S.-based mid-market business

		Increase			Increase				Increase
		(Decrease)			(Decrease)				(Decrease)
(Canadian $ in millions, except as noted)	Q2-2005	vs. Q2-2004			vs. Q1-2005			YTD-2005	vs. YTD-2004
United States — revenue	341	(10)	(3%	)	10	3%		672	(17)	(2%	)
Total revenue (teb)	1,383	89	7%		(18)	(1%	)	2,784	156	6%

United States — net income	65	(11)	(13%	)	(5)	(6%	)	135	(12)	(8%	)
Total net income	328	71	28%		(5)	(1%	)	661	118	22%

United States — non-interest expense-to-revenue ratio	63.4%		5.2%			4.2%		61.3%		2.9%
Total — non-interest expense-to-revenue ratio	59.7%		(2.6%	)		2.4%		58.5%		(2.8%	)

Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on pages 37 and 39 of BMO’s 2004 Annual Report. Notable business developments and achievements in the second quarter in support of the Group’s 2005 priorities are listed below.

•	The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased $7.4 billion or 7.7% from the second quarter of 2004 and $1.3 billion or 1.3% from the first quarter. Personal and commercial deposits grew $2.9 billion or 7.5% from a year ago and declined $0.4 billion or 1.0% from the first quarter.

•	In Canada, the most recently available data (December 2004) indicates that BMO continued to rank second in business banking market share for business loans of $5 million and below. Business banking market share increased 26 basis points to 18.76% from the previous period (September 2004). Strong volume growth in a soft market produced increased market share in all business banking customer segments. Business banking market share statistics are issued by The Canadian Bankers Association on a one-calendar quarter lag basis.

•	In Canada, the most recently available data indicates that our total share of the banking industry’s personal market business was 13.01%, a decrease of 4 basis points from the previous quarter and 24 basis points from a year ago. Strong growth in mutual funds continues to be offset by erosion in personal loan market share. Personal market share statistics are issued on a one-month lag basis.

•	In the United States, loans increased $3.0 billion or 26.0% from a year ago, of which $1.3 billion was due to acquisitions. Consumer loans continued to grow strongly, increasing 23.8% in a highly competitive market. Indirect auto loans increased $471 million or 17.9% and small business loans grew $1.2 billion or 36.8% as businesses continued to increase their borrowings.

•	We began the business integration of Mercantile Bancorp Inc., located in Northwest Indiana, which has 19 locations. This acquisition and a new branch opening in April increased our Harris community banking network to 190 locations in Chicago and Northwest Indiana. We are targeting 193 Harris locations by the end of fiscal 2005. Our overall target remains 200 locations for Chicagoland and 20 in Northwest Indiana by 2007.

•	The consolidation of our 26 separate bank charters in the United States is expected to be complete by the end of May. We anticipate benefits to start to accrue in 2006 as system modifications and business processes become fully integrated.

P&C — Canada

		Increase/(Decrease)			Increase/(Decrease)				Increase/Decrease
(Canadian $ in millions, except as noted)	Q2-2005	vs. Q2-2004			vs. Q1-2005			YTD-2005	vs. YTD 2004
Net interest income (teb)	671	24	4%		(29)	(4%	)	1,371	70	5%
Non-interest revenue	371	75	25%		1	—		741	103	16%

Total revenue (teb)	1,042	99	11%		(28)	(2%	)	2,112	173	9%
Provision for credit losses	68	1	—		1	—		135	—	—
Non-interest expense	611	8	1%		5	1%		1,217	8	1%

Income before income taxes and non-controlling interest in subsidiaries	363	90	34%		(34)	(8%	)	760	165	28%
Income taxes (teb)	100	8	12%		(34)	(23%	)	234	36	19%
Non-controlling interest in subsidiaries	—	—	—		—	—		—	(1)	(100%	)

Net income	263	82	45%		—	—		526	130	33%

Amortization of intangible assets (after tax)	1	(2)	(5%	)	(3)	(1%	)	5	1	—

Cash net income	264	80	44%		(3)	(1%	)	531	131	32%

Non-interest expense-to-revenue ratio (teb)	58.5%		(5.4%	)		1.8%		57.6%		(4.8%	)
Cash non-interest expense-to-revenue ratio (teb)	58.3%		(5.3%	)		1.9%		57.3%		(4.8%	)
Net interest margin (teb)	2.64%		(0.05%	)		(0.04%	)	2.66%		(0.03%	)
Average assets	104,408	6,434	7%		799	1%		104,001	6,749	7%

P&C — Chicagoland

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2005	vs. Q2-2004			vs. Q1-2005			YTD-2005	vs. YTD-2004
Net interest income (teb)	185	18	11%		11	6%		359	31	10%
Non-interest revenue	43	1	4%		1	5%		85	(1)	(1%	)

Total revenue (teb)	228	19	9%		12	6%		444	30	7%
Provision for credit losses	8	1	—		1	—		15	1	7%
Non-interest expense	170	11	7%		14	12%		326	14	5%

Income before income taxes and non-controlling interest in subsidiaries	50	7	18%		(3)	(6%	)	103	15	18%
Income taxes (teb)	20	2	10%		(2)	(13%	)	42	5	16%
Non-controlling interest in subsidiaries	—	—	—		—	—		—	—	—

Net income	30	5	23%		(1)	(3%	)	61	10	19%

Amortization of intangible assets (after tax)	8	3	25%		4	14%		12	1	19%

Cash net income	38	8	23%		3	2%		73	11	19%

Non-interest expense-to-revenue ratio (teb)	74.7%		(1.5%	)		2.6%		73.4%		(2.0%	)
Cash non-interest expense-to-revenue ratio (teb)	71.2%		(1.7%	)		2.5%		70.0%		(2.2%	)
Net interest margin (teb)	3.55%		(0.37%	)		(0.03%	)	3.57%		(0.38%	)
Average assets	21,287	3,985	23%		1,957	10%		20,293	3,605	22%

P&C — Chicagoland Select Financial Data (U.S. $ in millions)
Net interest income (teb)	149	25	20%		5	3%		293	46	19%
Non-interest revenue	36	4	13%		1	6%		71	5	8%

Total revenue (teb)	185	29	19%		6	4%		364	51	16%
Non-interest expense	138	19	17%		9	7%		267	31	13%
Net Income	25	6	33%		—	—		50	10	25%
Average assets	17,254	4,343	34%		1,282	8%		16,602	3,995	32%

Private Client Group (PCG)

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2005	vs. Q2-2004			vs. Q1-2005			YTD-2005	vs. YTD-2004
Net interest income (teb)	143	10	8%		3	3%		283	12	4%
Non-interest revenue	360	3	1%		18	6%		702	12	2%

Total revenue (teb)	503	13	3%		21	5%		985	24	3%
Provision for credit losses	1	—	—		—	—		2	(1)	—
Non-interest expense	382	(10)	(2%	)	14	4%		750	(35)	(4%	)

Income before income taxes	120	23	24%		7	8%		233	60	34%
Income taxes (teb)	43	9	23%		3	11%		83	26	42%

Net income	77	14	24%		4	6%		150	34	30%

Amortization of intangibles (after tax)	10	—	—		—	—		20	(2)	(7%	)

Cash net income	87	14	21%		4	6%		170	32	24%

Return on equity	19.8%		3.7%			1.8%		18.9%		4.1%
Cash return on equity	22.5%		3.6%			2.0%		21.5%		3.9%
Non-interest expense-to-revenue ratio (teb)	75.8%		(4.1%	)		(0.7%	)	76.1%		(5.5%	)
Cash non-interest expense-to-revenue ratio (teb)	73.3%		(3.4%	)		(0.3%	)	73.4%		(4.9%	)
Net interest margin (teb)	8.33%		0.83%			0.46%		8.10%		0.35%
Average assets	7,068	(142)	(2%	)	26	—		7,055	13	—

PCG U.S. Business Select Financial Data (U.S. $ in millions)
Total revenue	104	(8)	(6%	)	(1)	(1%	)	209	(12)	(5%	)
Non-interest expense	99	(12)	(11%	)	(1)	(1%	)	199	(23)	(10%	)
Net income	3	2	+100%		—	—		6	6	+100%
Cash net income	11	3	38%		—	—		22	7	47%
Average assets	2,741	(84)	(3%	)	(121)	(4%	)	2,803	23	1%

Financial Performance Review
Net income in the second quarter of 2005 reached a new record high of $77 million, an increase of $14 million or 24% from the second quarter of 2004. Earnings growth was achieved through higher non-interest revenue and net interest income, along with lower expense levels as the Group benefited from ongoing expense management efforts. Relative to the first quarter of 2005, net income rose $4 million or 6.2%. Year to date, net income improved $34 million or 30% from the comparable period in 2004 to $150 million.

Revenue of $503 million in the second quarter increased $13 million or 2.9% from a year ago, but would have increased $25 million or 5.2% if the Canadian/U.S. dollar exchange rate remained unchanged. The Group’s focus on revenue-generating initiatives, combined with relatively favourable market fundamentals, drove higher commission and fee-based revenues in full-service investing, while the mutual fund businesses continued to grow revenue through achieving positive net sales and increasing managed asset levels. Softer client trade volumes and pricing reductions in the latter half of 2004 lowered direct investing commission revenue. Term investment products experienced moderate revenue growth on improved spreads, as demand has remained soft.

Relative to the first quarter of 2005, revenue increased $21 million or 4.8%, due primarily to higher commission and fee-based revenues in full-service investing. Year to date, revenue increased $24 million or 2.5% from the comparable period in 2004, but would have grown $46 million or 4.7% if the Canadian/U.S. dollar exchange rate had remained unchanged. Higher commission and fee-based revenue in full-service investing and the mutual fund businesses more than offset lower commission revenue in direct investing.

Non-interest expense of $382 million in the second quarter decreased $10 million or 2.4% from a year ago but would have held constant if the Canadian/U.S. dollar exchange rate had remained unchanged. Expense levels benefited from the Group’s cost reduction initiatives completed in prior years. The Group’s productivity ratio improved 410 basis points from the second quarter of a year ago. Relative to the first quarter of 2005, non-interest expense grew $14 million or 3.8% as revenue-based costs increased in line with revenue growth. Year to date, expenses decreased $35 million or 4.4% from the comparable period in 2004, but would have decreased $15 million or 1.9% if the Canadian/U.S. dollar exchange rate had remained unchanged. Year to date, the productivity ratio improved 550 basis points.

All amounts in the following discussion on U.S. operations are stated in U.S. dollars. U.S. operations earned net income of $3 million, compared with net income of $1 million in the second quarter of 2004. Revenue declined $8 million or 6.1% as softer client trade volumes and pricing reductions made in the second half of 2004 affected direct investing, offsetting moderate revenue growth in the Group’s other U.S. businesses. Non-interest expense decreased $12 million or 11% and the U.S. operations’ productivity ratio improved by 520 basis points. Year to date, the net income from U.S. operations was $6 million, compared with $nil a year ago.

Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on page 43 of BMO’s 2004 Annual Report. Notable business developments and achievements in the second quarter in support of the Group’s 2005 objectives are listed below.

•	The Group’s $290 billion of assets under management and administration, including term deposits, increased $5 billion or 2% year-over-year. Excluding the effect of the weaker U.S. dollar on U.S.-based assets, the Group’s assets under management increased 8% and assets under administration increased 7%. Term investment products declined 2%.

•	Full-Service Investing assets grew 10% year-over-year to $79 billion and North American Direct Investing assets increased 4% to $54 billion, excluding the effect of the weaker U.S. dollar on U.S.-based assets.

•	Guardian Group of Funds Ltd. and BMO Mutual Funds continue to outperform the mutual fund industry, with quarterly net sales exceeding the industry average.

•	BMO Term Investments introduced the BMO Dividend Fund Linked GIC, the first dividend-fund linked GIC offered by Canada’s major banks. Investors benefit from principal protection while earning returns that are directly linked to the performance of the award-winning BMO Dividend Fund.

Investment Banking Group (IBG)

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2005	vs. Q2-2004			vs. Q1-2005			YTD-2005	vs. YTD-2004
Net interest income (teb)	273	(29)	(10%	)	(2)	(1%	)	548	(78)	(12%	)
Non-interest revenue	407	(28)	(7%	)	(26)	(6%	)	840	9	1%

Total revenue (teb)	680	(57)	(8%	)	(28)	(4%	)	1,388	(69)	(5%	)
Provision for credit losses	25	(20)	(44%	)	—	—		50	(39)	(44%	)
Non-interest expense	359	(21)	(5%	)	(13)	(4%	)	731	(30)	(4%	)

Income before income taxes	296	(16)	(6%	)	(15)	(5%	)	607	—	—
Income taxes (teb)	90	(16)	(17%	)	16	20%		164	(32)	17%

Net income	206	—	—		(31)	(13%	)	443	32	8%

Amortization of intangible assets (after tax)	1	1	100%		1	100%		1	1	100%

Cash net income	207	1	—		(30)	(13%	)	444	33	8%

Return on equity	20.8%		2.0%			(2.4%	)	22.1%		3.6%
Cash return on equity	20.9%		2.1%			(2.4%	)	22.1%		3.6%
Non-interest expense-to-revenue ratio (teb)	52.9%		1.4%			0.4%		52.7%		0.5%
Cash non-interest expense-to-revenue ratio (teb)	52.8%		1.3%			0.3%		52.7%		0.5%
Net interest margin (teb)	0.65%		(0.17%	)		(0.03%	)	0.66%		(0.19%	)
Average assets	172,966	22,664	15%		11,833	7%		166,951	19,582	13%

IBG U.S. Business Select Financial Data (U.S. $ in millions)
Total revenue	265	16	7%		(8)	(3%	)	538	38	8%
Non-interest expense	128	(1)	(1%	)	21	20%		235	(21)	(8%	)
Net income	81	19	33%		(11)	(12%	)	173	47	38%
Average assets	36,624	3,954	12%		1,571	5%		35,825	3,054	9%

Financial Performance Review
Net income for the second quarter of 2005 was unchanged from the same quarter a year ago, at $206 million. The current quarter benefited from the net impact of $44 million ($37 million after tax) of revenue recognized on the restructuring of VIEs and a $6 million ($4 million after tax) reduction of unrealized gains when valuing the merchant banking investments at fair value. Excluding these items, and the two significant items that essentially offset in the second quarter of 2004, net income declined $28 million or 14%, as a decrease in revenues more than offset a reduction in expenses and a lower provision for credit losses.

Relative to the first quarter, net income fell $31 million or 13%. The first quarter benefited from a $30 million ($20 million after tax) gain recorded on a change in accounting for merchant banking investments and a $32 million recovery of prior years’ income taxes. Excluding these items and the significant items in the second quarter, net income declined $12 million or 6% due to lower revenues. For the six months ended April 30, 2005, net income rose $32 million or 7.9%. Excluding the significant items, net income for the year to date fell $48 million or 12%. The decrease in revenues more than offset reductions in expenses and the lower provision for credit losses.

Revenue for the second quarter of 2005 of $680 million fell $57 million or 7.9% from a year ago. Excluding the impact of the VIEs, revenues fell $101 million or 14%. Net interest income in the second quarter of 2005 was affected by compressed spreads in our interest rate sensitive businesses consistent with the increasing interest rate environment, increased costs of client deposits, lower spreads in corporate banking and our strategy of reducing non-core assets. Equity and debt underwriting activity declined from the robust levels of the second quarter of 2004 and service fees and trading revenues were also lower. Reduced trading revenue related to weaker equity and currency trading, which more than offset improved commodities derivatives revenue, associated with increased volatility in the natural gas and oil markets, and gains on credit default swaps associated with our lending portfolio. The second quarter of 2004 benefited from $52 million of net investment securities gains, mostly offset by interest expense of $44 million on the unwinding of hedge contracts associated with fixed income securities that were sold. The weaker U.S. dollar also lowered revenue growth. In the second quarter of 2005, there was increased mergers and acquisitions activity, and higher securities commissions.

Revenue declined $28 million or 4.2% from the first quarter. Excluding the impact of the VIEs and the change in accounting for merchant banking investments, revenues fell $36 million or 5.5%. Debt underwriting activity and trading revenue declined. Commission revenue increased, reflecting improved client activity. Mergers and acquisitions activities also improved, while equity underwriting was consistent with the first quarter.

Year to date, revenue fell $69 million or 4.7% from the comparable period a year ago. The decrease was largely attributable to the factors that drove the reduction in the current quarter’s revenues relative to a year ago.

The provision for credit losses in the second quarter of 2005 was $25 million, compared with $45 million in the second quarter a year ago and $25 million in the first quarter of 2005. Year to date, the provision for credit losses was $50 million, compared with $89 million in the comparable period a year ago.

Non-interest expense of $359 million in the second quarter declined $21 million or 5.5% relative to a year ago, primarily because of lower employee costs and the weaker U.S. dollar. Expenses were down $13 million or 3.6% relative to the first quarter, in line with the decline in revenues. Year to date, non-interest expense was $731 million, compared with $761 million for the comparable period a year ago, due to reductions in other operating costs and the weaker U.S. dollar.

The Group’s productivity ratio for the quarter deteriorated 140 basis points to 52.9%. Revenue declined more than expenses, as the declines in revenues were primarily concentrated in businesses with relatively low variable costs. The productivity ratio was relatively unchanged from the first quarter, as both revenue and expenses declined proportionately. Year to date, the non-interest expense to revenue ratio deteriorated 50 basis points from the comparable period a year ago to 52.7% due to the results in the second quarter.

Net income from U.S. operations represented 49.0% of Group net income this quarter, compared with 40.3% a year ago and 47.3% in the first quarter of 2005. U.S. results this quarter included $29 million of the $37 million related to VIEs as well as higher trading revenue and also reflected a low provision for credit losses. U.S. results in the first quarter benefited from the change in accounting for merchant banking investments.

Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. Overall revenues and net income of the mid-market banking unit have declined relative to comparative periods due to lower spreads in both corporate banking loans and cash management services. Volumes continue to grow in both businesses. In the second quarter of 2005, the revenue from our mid-market portfolio represented 16.5% of total Group revenue and 34.3% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of the Personal and Commercial Client Group are included in that Group’s section of the MD&A.

Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on page 46 of BMO’s 2004 Annual Report. Notable business developments and achievements in the second quarter in support of the Group’s 2005 priorities are listed below.

•	During the quarter, BMO Nesbitt Burns participated in 94 Canadian corporate debt and equity transactions, which raised $17.5 billion. We were the number two ranked Canadian firm in mergers and acquisitions activity, announcing eight deals. These included a US$2 billion merger in which we advised Yellow Pages Income Fund on its purchase of Advertising Directory Solutions from Bain Capital. In addition, the $4.2 billion Molson-Coors merger, which was announced in 2004, officially closed during the second quarter.

•	In February, BMO Nesbitt Burns, in partnership with Harris Nesbitt, closed on a $171 million cross-border Income Participation Securities issue for Keystone, a leading owner and operator of funeral homes across the United States. We acted as lead underwriter for the public offering; successfully syndicated US$58 million in underwritten senior debt facilities; executed interest rate and foreign currency hedging strategies; arranged $10 million of subordinated debt; implemented comprehensive cash management services; and established new relationships for Harris Investment Management.

•	Harris Nesbitt co-managed two equity capital market transactions for Comstock Resources: a $125 million follow-on accelerated equity offering; and a $175.5 million initial public offering for Bois d’Arc Energy, a subsidiary of Comstock.

•	BMO Nesbitt Burns worked with the Ontario Strategic Infrastructure Financing Authority to offer a $650 million 10-year note, 10% of which was sold to retail investors.

Corporate Support, Including Technology and Solutions

		Increase/(Decrease)			Increase/(Decrease)				Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2005	vs. Q2-2004			vs. Q1-2005			YTD-2005	vs. YTD-2004
Net interest income (teb)	(60)	(5)	(12%	)	3	3%		(123)	(56)	(85%	)
Non-interest revenue	35	(86)	(71%	)	9	31%		61	(51)	(45%	)

Total revenue (teb)	(25)	(91)	(+100%	)	12	28%		(62)	(107)	(+100%	)
Recovery of credit losses	96	(19)	(17%	)	39	68%		153	(68)	(30%	)
Non-interest expense	57	26	81%		26	79%		88	29	48%

Income before taxes and non-controlling interest in subsidiaries	14	(136)	(+100%	)	25	+100%		3	(204)	(+100%	)
Income taxes (teb)	(24)	(54)	(+100%	)	(1)	(12%	)	(47)	(109)	(+100%	)
Non-controlling interest in subsidiaries	14	10	+100%		—	—		28	21	+100%

Net income	24	(92)	(79%	)	26	+100%		22	(116)	(84%	)

Corporate Support U.S. Business Select Financial Data (U.S. $ in millions)
Revenue	(22)	(51)	(+100%	)	1	4%		(45)	(46)	(+100%	)
Recovery of credit losses	34	35	+100%		11	48%		57	70	+100%
Non-interest expense	33	19	+100%		24	+100%		42	17	68%
Net income	(6)	(19)	(+100%	)	(14)	(+100%	)	2	37	+100%
Average assets	4,611	(1,034)	(18%	)	(368)	(7%	)	4,798	(845)	(15%	)

Corporate Support
Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.

Technology and Solutions
Technology and Solutions (T&S) manages, maintains and governs information technology, processing, real estate and sourcing for BMO Financial Group. The Group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency.

Financial Performance Review
Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions. As such, results in this section largely reflect Corporate Support activities.

Net income for the second quarter was $24 million, compared with $116 million in the second quarter of 2004. Results in the current quarter included a $40 million reduction in the general allowance for credit losses and a $25 million litigation provision related to Private Client Group. The provision was reported in the U.S. results of the Corporate Support segment since the subject of the litigation does not relate to ongoing operations of Private Client Group. Results in the second quarter of 2004 also included a $40 million reduction in the general allowance and $41 million of investment securities gains. Excluding these significant items, net income declined $50 million to $14 million, as a result of lower foreign exchange gains and a $19 million reduction in the recovery of credit losses. Net income increased $26 million from the first quarter due to the reduction in the general allowance in the second quarter and proportionately higher tax benefits, partially offset by the impact of the litigation provision.

Net income for the six months ended April 30, 2005 was $22 million, compared with $138 million in the comparable period a year ago. Results for the first six months of this fiscal year included a $153 million net recovery of credit losses, compared with a $221 million net recovery in the comparable period a year ago, primarily due to a larger reduction of the general allowance a year ago. Net investment securities gains and foreign exchange gains were lower than in the comparable period a year ago. Excluding significant items in both years, net income for the year to date declined $56 million due to lower foreign exchange gains and a lower recovery of credit losses.

Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.

Business Developments and Achievements
T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. The following notable business development was supported by T&S in the second quarter of 2005.

•	BMO Financial Group broke ground on its Barrie Computer Centre in mid-February, and construction work is on-track for completion in April 2006. Approximately 250 to 300 full-time employees will begin working in the facility as of June 2006. This facility will be an integral component of our infrastructure, designed to provide BMO Financial group with highly efficient processing to support BMO customers worldwide.

EFFECTS OF SIGNIFICANT ITEMS

(Canadian $ in millions, except per share data and as noted)
(All applicable amounts are stated on a teb basis)

Reported	Q2-2005	Q1-2005	YTD-2005	Q2-2004	Q1-2004	YTD-2004
Operating Group Net Income:
Personal and Commercial Client Group	293	294	587	206	241	447
Private Client Group	77	73	150	63	53	116
Investment Banking Group	206	237	443	206	205	411
Corporate Support, including T&S	24	(2)	22	116	22	138

Total BMO	600	602	1,202	591	521	1,112

Earnings per share — diluted ($)	1.16	1.16	2.32	1.12	1.00	2.12
Cash earnings per share — diluted ($)	1.21	1.19	2.40	1.17	1.03	2.20

	Operating
Significant Items	group	Q2-2005	Q1-2005	YTD-2005	Q2-2004	Q1-2004	YTD-2004
Revenue
Card fees	P&C				(51)		(51)
Merchant banking fair value adjustments	P&C		2	2
Merchant banking fair value adjustments	IBG	(6)	30	24
Restructuring of VIEs	IBG	44		44
Interest expense on unwinding hedge contracts	IBG				(44)		(44)
High investment securities gains	IBG				52		52
High investment securities gains	Corp. Support				41		41
Mortgage loan prepayment fees	Corp. Support					42	42
BMO shares owned by subs	Corp. Support					(26)	(26)
Increased (Decreased) revenues		38	32	70	(2)	16	14

Decreased general provision for credit losses	Corp. Support	40		40	40	40	80

Increased Expenses
Litigation provision	Corp. Support	(25)		(25)

Increased pre-tax income*		53	32	85	38	56	94

Income Taxes
Income taxes on significant items		(10)	(11)	(21)	(14)	(19)	(33)
Recovery of prior years’ income taxes	P&C	20		20
Recovery of prior years’ income taxes	IBG		32	32
Future income tax liability related to U.S. real estate	Corp. Support					(19)	(19)

Decreased (Increased) income taxes		10	21	31	(14)	(38)	(52)

Increased net income*		63	53	116	24	18	42

Operating Group Net Income excluding Significant Items:
Personal and Commercial Client Group		273	293	566	239	241	480
Private Client Group		77	73	150	63	53	116
Investment Banking Group		173	185	358	201	205	406
Corporate Support, including T&S		14	(2)	12	64	4	68

Total BMO		537	549	1,086	567	503	1,070

Earnings per share — diluted ($)		1.04	1.06	2.10	1.07	0.97	2.04
Cash earnings per share — diluted ($)		1.09	1.09	2.18	1.12	1.00	2.12

*Impact of Significant Items on U.S. Operating Segments Results
Increased (decreased) pre-tax net income		(1)	28	27	38	—	38
Increased (decreased) net income		9	18	27	25	(19)	6

Results and measures outlined above that exclude the impact of significant items are presented to assist readers in understanding the impact of those items on results for the current and comparative periods. They are non-GAAP amounts and measures and readers should refer to the Use of Non-GAAP Measures section to review our caution regarding the use and limitations of such measures.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

	For the three months ended						For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	Change from	April 30,	April 30,	Change from
(Unaudited) (Canadian $ in millions, except as noted)	2005	2005	2004	2004	2004	April 30, 2004	2005	2004	April 30, 2004

Income Statement Highlights
Total revenue	$2,397	$2,411	$2,249	$2,361	$2,406	(0.4)%	$4,808	$4,739	1.5%
Total revenue (teb) (a)	2,428	2,439	2,279	2,393	2,445	(0.7)	4,867	4,816	1.1
Provision for credit losses	6	43	(13)	(110)	5	19.0	49	20	+100
Non-interest expense	1,579	1,533	1,493	1,538	1,565	0.9	3,112	3,126	(0.4)
Net income	600	602	551	643	591	1.6	1,202	1,112	8.1

Common Share Data ($)
Diluted earnings per share	$1.16	$1.16	$1.06	$1.24	$1.12	$0.04	$2.32	$2.12	$0.20
Diluted cash earnings per share (a)	1.21	1.19	1.10	1.27	1.17	0.04	2.40	2.20	0.20
Dividends declared per share	0.46	0.44	0.44	0.40	0.40	0.06	0.90	0.75	0.15
Book value per share	25.60	24.93	24.24	24.31	23.82	1.78	25.60	23.82	1.78
Closing share price	56.65	55.28	57.55	55.40	51.90	4.75	56.65	51.90	4.75
Total market value of common shares ($ billions)	28.2	27.7	28.8	27.8	26.1	2.1	28.2	26.1	2.1

	As at
	April 30,	January 31,	October 31,	July 31,	April 30,	Change from
	2005	2005	2004	2004	2004	April 30, 2004
Balance Sheet Highlights
Assets (c)	$292,356	$294,094	$265,194	$261,944	$273,056	7.1%
Net loans and acceptances	172,641	160,825	156,248	158,046	156,436	10.4
Deposits	191,045	182,332	175,190	181,059	184,927	3.3
Common shareholders’ equity	12,764	12,482	12,143	12,179	11,963	6.7

	For the three months ended						For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,		April 30,	April 30,
	2005	2005	2004	2004	2004		2005	2004
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	19.6	21.8	18.9	18.7	14.8		19.6	14.8
Diluted earnings per share growth	3.6	16.0	9.3	30.5	45.5		9.4	39.5
Diluted cash earnings per share growth (a)	3.4	15.5	10.0	28.3	44.4		9.1	37.5
Return on equity	19.5	19.4	17.8	21.0	20.4		19.5	19.4
Cash return on equity (a)	20.2	20.0	18.5	21.7	21.1		20.1	20.1
Net economic profit (NEP) growth (a)	(2.1)	22.0	10.3	53.7	+100		8.5	+100
Revenue growth	(0.4)	3.4	(3.9)	3.8	12.7		1.5	8.1
Revenue growth (teb) (a)	(0.7)	2.9	(4.3)	4.0	12.2		1.1	7.8
Non-interest expense-to-revenue ratio	65.9	63.6	66.4	65.2	65.0		64.7	66.0
Non-interest expense-to-revenue ratio (teb) (a)	65.0	62.9	65.5	64.3	64.0		63.9	64.9
Cash non-interest expense-to-revenue ratio (teb) (a)	64.0	61.9	64.4	63.2	62.9		62.9	63.8
Provision for credit losses-to-average loans and acceptances (annualized)	0.01	0.11	(0.03)	(0.28)	0.01		0.06	0.03
Gross impaired loans and acceptances-to-equity and allowance for credit losses	6.77	7.10	7.47	8.90	10.28		6.77	10.28
Cash and securities-to-total assets ratio	27.6	25.0	25.8	27.3	29.2		27.6	29.2
Tier 1 capital ratio	9.38	9.72	9.81	9.44	9.67		9.38	9.67
Credit rating
Standard & Poor’s	AA–	AA–	AA–	AA–	AA–		AA–	AA–
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3		Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	12.6	(1.5)	20.0	27.5	33.1		12.6	33.1
Dividend yield	3.2	3.2	3.1	2.9	3.1		3.2	2.9
Price-to-earnings ratio (times)	12.3	12.1	13.0	12.8	12.8		12.3	12.8
Market-to-book value (times)	2.21	2.22	2.37	2.28	2.18		2.21	2.18
Net economic profit ($ millions) (a)	296	291	244	339	302		587	540
Return on average assets	0.79	0.81	0.83	0.95	0.87		0.80	0.82
Net interest margin	1.56	1.61	1.77	1.82	1.70		1.58	1.76
Net interest margin (teb) (a)	1.60	1.64	1.82	1.87	1.75		1.62	1.82
Non-interest revenue-to-total revenue	50.7	50.3	47.7	47.5	52.0		50.5	49.7
Non-interest revenue-to-total revenue (teb) (a)	50.1	49.7	47.1	46.9	51.2		49.9	48.9
Non-interest expense growth	0.9	(1.8)	(3.4)	3.6	5.4		(0.4)	2.2
Total capital ratio	11.30	11.50	11.31	11.19	11.53		11.30	11.53
Tier 1 capital ratio — U.S. basis	8.93	9.28	9.44	9.10	9.28		8.93	9.28
Equity-to-assets ratio (d)	4.6	4.4	4.8	4.9	4.6		4.6	4.6

All ratios in this report are based on unrounded numbers.
(a)	Refer to the “Non-GAAP Measures” section of the “Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.
(c)	Refer to discussion of Variable Interest Entities in Note 2 to the April 30, 2005 unaudited interim consolidated financial statements.
(d)	The equity-to-asset ratio calculation has been revised to exclude non-controlling interest in subsidiaries from the numerator. Comparative ratios have been recalculated to conform to the current period’s presentation.

Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
(Unaudited) (Canadian $ in millions, except as noted)	2005	2005	2004	2004	2004	2005	2004
							Restated
			Restated	(see Note 2)			(see Note 2)
Interest, Dividend and Fee Income
Loans	$1,843	$1,798	$1,696	$1,693	$1,639	$3,641	$3,354
Securities	461	428	367	363	354	889	746
Deposits with banks	160	112	104	114	115	272	220

	2,464	2,338	2,167	2,170	2,108	4,802	4,320

Interest Expense
Deposits	875	793	679	652	692	1,668	1,413
Subordinated debt	52	47	48	48	47	99	97
Preferred shares and capital trust securities (Note 2)	26	25	33	30	31	51	61
Other liabilities	330	275	231	200	183	605	367

	1,283	1,140	991	930	953	2,423	1,938

Net Interest Income	1,181	1,198	1,176	1,240	1,155	2,379	2,382
Provision for credit losses (Note 3)	6	43	(13)	(110)	5	49	20

Net Interest Income After Provision for Credit Losses	1,175	1,155	1,189	1,350	1,150	2,330	2,362

Non-Interest Revenue
Securities commissions and fees	299	266	241	242	301	565	572
Deposit and payment service charges	180	179	187	188	184	359	371
Trading revenues	60	101	22	59	69	161	119
Lending fees	73	75	81	89	70	148	147
Card fees	88	88	73	81	28	176	107
Investment management and custodial fees	74	75	75	81	76	149	151
Mutual fund revenues	106	102	96	98	96	208	184
Securitization revenues	33	20	43	46	45	53	88
Underwriting and advisory fees	77	87	79	73	104	164	191
Investment securities gains (Note 2)	12	37	37	5	93	49	133
Foreign exchange, other than trading	45	45	45	39	53	90	93
Insurance income	39	41	37	37	34	80	65
Other	130	97	57	83	98	227	136

	1,216	1,213	1,073	1,121	1,251	2,429	2,357

Net Interest Income and Non-Interest Revenue	2,391	2,368	2,262	2,471	2,401	4,759	4,719

Non-Interest Expense
Employee compensation (Note 6)	925	926	825	919	935	1,851	1,888
Premises and equipment	312	303	324	311	315	615	617
Amortization of intangible assets	24	24	25	27	26	48	52
Travel and business development	60	50	69	60	59	110	110
Communications	32	28	35	33	34	60	70
Business and capital taxes	26	24	29	23	24	50	47
Professional fees	59	61	71	58	66	120	133
Other	141	117	115	107	106	258	209

Total Non-Interest Expense	1,579	1,533	1,493	1,538	1,565	3,112	3,126

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	812	835	769	933	836	1,647	1,593
Income taxes	198	219	213	286	241	417	473

	614	616	556	647	595	1,230	1,120
Non-controlling interest in subsidiaries	14	14	5	4	4	28	8

Net Income	$600	$602	$551	$643	$591	$1,202	$1,112

Preferred share dividends	$8	$8	$5	$9	$9	$16	$17
Net income available to common shareholders	$592	$594	$546	$634	$582	$1,186	$1,095
Average common shares (in thousands)	499,415	501,268	500,635	502,177	502,619	500,357	501,910
Average diluted common shares (in thousands)	510,237	512,941	513,355	514,800	516,430	511,611	516,053

Earnings Per Share (Canadian $)
Basic	$1.19	$1.18	$1.08	$1.27	$1.16	$2.37	$2.18
Diluted	1.16	1.16	1.06	1.24	1.12	2.32	2.12
Dividends Declared Per Common Share	0.46	0.44	0.44	0.40	0.40	0.90	0.75

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.

Financial Statements - Page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

	As at
	April 30,	January 31,	October 31,	July 31,	April 30,
(Unaudited) (Canadian $ in millions)	2005	2005	2004	2004	2004
			Restated	(see Note 2)
Assets

Cash Resources	$21,141	$20,292	$18,045	$20,788	$22,266

Securities
Investment	15,698	15,174	15,017	15,633	18,385
Trading	43,717	38,009	35,444	34,977	39,004
Loan substitutes	11	11	11	11	11

	59,426	53,194	50,472	50,621	57,400

Loans
Residential mortgages	57,703	57,038	56,444	55,969	54,512
Consumer instalment and other personal	26,714	25,728	24,887	24,568	23,623
Credit cards	4,557	4,525	3,702	3,530	3,405
Businesses and governments	47,716	45,886	44,559	47,241	45,926
Securities borrowed or purchased under resale agreements	31,357	24,487	22,609	22,727	25,613

	168,047	157,664	152,201	154,035	153,079
Customers’ liability under acceptances	5,814	4,475	5,355	5,498	5,024
Allowance for credit losses (Note 3)	(1,220)	(1,314)	(1,308)	(1,487)	(1,667)

	172,641	160,825	156,248	158,046	156,436

Other Assets
Derivative financial instruments	23,031	22,778	25,448	19,325	21,424
Premises and equipment	1,875	2,012	2,020	2,021	2,030
Goodwill	1,632	1,602	1,507	1,589	1,415
Intangible assets	462	486	480	549	578
Other (Note 2)	12,148	32,905	10,974	9,005	11,507

	39,148	59,783	40,429	32,489	36,954

Total Assets	$292,356	$294,094	$265,194	$261,944	$273,056

Liabilities and Shareholders’ Equity

Deposits
Banks	$23,536	$24,488	$20,654	$22,320	$23,996
Businesses and governments	89,698	81,306	79,614	81,678	84,465
Individuals	77,811	76,538	74,922	77,061	76,466

	191,045	182,332	175,190	181,059	184,927

Other Liabilities
Derivative financial instruments	21,862	21,913	23,973	18,081	19,959
Acceptances	5,814	4,475	5,355	5,498	5,024
Securities sold but not yet purchased	13,674	11,783	10,441	10,295	10,624
Securities lent or sold under repurchase agreements	28,694	23,425	21,345	21,307	25,212
Other (Note 2)	12,887	32,579	12,156	8,467	10,263

	82,931	94,175	73,270	63,648	71,082

Subordinated Debt (Note 7)	3,420	2,909	2,395	2,462	2,488

Preferred Share Liability (Notes 2 & 8)	450	450	450	850	850

Capital Trust Securities (Note 2)	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,512	4,492	4,453	4,414	4,379
Contributed surplus	15	12	10	8	21
Net unrealized foreign exchange loss	(380)	(432)	(497)	(173)	(57)
Retained earnings	9,213	9,006	8,773	8,526	8,216

	13,360	13,078	12,739	12,775	12,559

Total Liabilities and Shareholders’ Equity	$292,356	$294,094	$265,194	$261,944	$273,056

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.

Financial Statements - Page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended		For the six months ended
(Unaudited) (Canadian $ in millions)	April 30, 2005	April 30, 2004	April 30, 2005	April 30, 2004
		Restated		Restated
		(see Note 2)		(see Note 2)
Preferred Shares
Balance at beginning of period	$596	$1,446	$596	$1,446
Impact of adopting new accounting requirements for liabilities and equity (Note 2)	—	(850)	—	(850)

Balance at beginning of period (as restated)	596	596	596	596

Balance at End of Period	596	596	596	596

Common Shares
Balance at beginning of period	3,896	3,751	3,857	3,662
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	17	15	35	29
Issued under the Stock Option Plan	28	27	63	102
Issued on the exchange of shares of a subsidiary corporation	—	—	2	1
Repurchased for cancellation (Note 8)	(25)	(10)	(41)	(11)

Balance at End of Period	3,916	3,783	3,916	3,783

Contributed Surplus
Balance at beginning of period	12	20	10	3
Stock option expense (Note 6)	3	1	5	3
Gain on treasury shares, net of applicable income taxes (Note 8)	—	—	—	15

Balance at End of Period	15	21	15	21

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(432)	(178)	(497)	(195)
Unrealized gain on translation of net investments in foreign operations	137	344	317	394
Hedging loss	(131)	(343)	(307)	(394)
Income taxes	46	120	107	138

Balance at End of Period	(380)	(57)	(380)	(57)

Retained Earnings
Balance at beginning of period	9,006	7,897	8,773	7,566
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	—	(42)	—

	9,006	7,897	8,731	7,566
Net income	600	591	1,202	1,112
Dividends — Preferred shares	(8)	(9)	(16)	(17)
— Common shares	(230)	(201)	(450)	(376)
Common shares repurchased for cancellation (Note 8)	(155)	(62)	(254)	(69)

Balance at End of Period	9,213	8,216	9,213	8,216

Total Shareholders’ Equity	$13,360	$12,559	$13,360	$12,559

The accompanying notes to consolidated financial statements are an integral part of these statements.

Financial Statements - Page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended		For the six months ended
(Unaudited) (Canadian $ in millions)	April 30, 2005	April 30, 2004	April 30, 2005	April 30, 2004
		Restated		Restated
		(see Note 2)		(see Note 2)
Cash Flows from Operating Activities
Net income	$600	$591	$1,202	$1,112
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	—	20	7	34
Net gain on investment securities	(12)	(113)	(56)	(167)
Net increase in trading securities	(5,708)	(274)	(8,273)	(4,009)
Provision for credit losses	6	5	49	20
Gain on sale of securitized loans	(23)	(32)	(42)	(65)
Change in derivative financial instruments
(Increase) decrease in derivative asset	(253)	671	2,417	(208)
Decrease in derivative liability	(51)	(1,843)	(2,111)	(756)
Amortization of premises and equipment	90	90	185	179
Amortization of intangible assets	24	26	48	52
Future income tax expense (benefit)	(11)	(3)	40	78
Net decrease in current income taxes	(59)	(193)	(340)	(1,098)
Change in accrued interest
Increase in interest receivable	(120)	(41)	(167)	(48)
Increase (decrease) in interest payable	92	(76)	90	(66)
Changes in other items and accruals, net	1,648	833	(513)	(793)

Net Cash Used in Operating Activities	(3,777)	(339)	(7,464)	(5,735)

Cash Flows from Financing Activities
Net increase in deposits	8,713	6,650	15,103	13,168
Net increase in securities sold but not yet purchased	1,891	955	3,233	2,369
Net increase in securities lent or sold under repurchase agreements	5,269	1,071	7,349	1,145
Net increase in liabilities of subsidiaries	740	260	495	273
Repayment of subordinated debt	—	—	—	(400)
Proceeds from issuance of subordinated debt	500	—	1,000	—
Proceeds from issuance of common shares	45	42	98	131
Proceeds from sales of treasury shares (Note 8)	—	—	—	149
Common shares repurchased for cancellation (Note 8)	(180)	(72)	(295)	(80)
Dividends paid	(238)	(210)	(466)	(394)

Net Cash Provided by Financing Activities	16,740	8,696	26,517	16,361

Cash Flows from Investing Activities
Net increase in interest bearing deposits with banks	(1,535)	(2,182)	(3,205)	(2,710)
Purchase of investment securities	(4,011)	(7,703)	(8,096)	(15,102)
Maturities of investment securities	1,742	3,900	3,792	7,086
Proceeds from sales of investment securities	1,909	4,741	4,329	10,071
Net increase in loans, customers’ liability under acceptances and loan substitute securities	(5,626)	(3,990)	(8,470)	(5,835)
Proceeds from securitization of loans	695	251	1,438	396
Net increase in securities borrowed or purchased under resale agreements	(6,870)	(2,904)	(8,748)	(4,615)
Proceeds from sales of land and buildings	148	—	148	—
Premises and equipment — net purchases	(101)	(90)	(164)	(161)
Acquisitions (Note 5)	—	(67)	(194)	(69)

Net Cash Used in Investing Activities	(13,649)	(8,044)	(19,170)	(10,939)

Net Increase (Decrease) in Cash and Cash Equivalents	(686)	313	(117)	(313)
Cash and Cash Equivalents at Beginning of Period	3,175	1,889	2,606	2,515

Cash and Cash Equivalents at End of Period	$2,489	$2,202	$2,489	$2,202

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.

Financial Statements - Page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2005

(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2004 as set out on pages 87 to 122 of our 2004 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2004, except as described in Note 2.

2.	Changes in Accounting Policies

Liabilities and Equity
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountant’s (CICA) new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our preferred shares and capital trust securities, which are ultimately convertible into a variable number of our common shares at the holders’ option, be classified as liabilities. We reclassified $450 million of our Class B Preferred shares, Series 4 and 6 from share capital to preferred share liability. In addition, we also reclassified $1,150 million of our capital trust securities, Series A, B and C, previously recorded as non-controlling interest in subsidiaries in other liabilities, to capital trust securities. The dividends declared on those preferred shares as well as the distributions made on those capital trust securities are now recorded as interest expense. This change did not impact earnings per share or net income available to common shareholders since preferred share dividends are deducted from net income in determining those measures.

We have restated prior periods’ financial statements to be consistent with the new presentation, as is required under the new rules. The impact of this change in accounting policy on the current and prior periods is as follows:

	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
(Canadian $ in millions)	2005	2005	2004	2004	2004	2005	2004
Increase (decrease) in net income

Consolidated Statement of Income
Interest Expense – Preferred shares and capital trust securities	$(26)	$(25)	$(33)	$(30)	$(31)	$(51)	$(61)
Non-controlling interest in subsidiaries	11	11	11	10	11	22	22
Income taxes	10	9	10	9	9	19	17

Net Income	(5)	(5)	(12)	(11)	(11)	(10)	(22)
Preferred share dividends	5	5	12	11	11	10	22

Change in Net Income available to common shareholders	$—	$—	$—	$—	$—	$—	$—

	As at
	April 30,	January 31,	October 31,	July 31,	April 30,
(Canadian $ in millions)	2005	2005	2004	2004	2004
Increase (decrease)

Consolidated Balance Sheet
Preferred share liability	$450	$450	$450	$850	$850
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Other liabilities	(1,150)	(1,150)	(1,150)	(1,150)	(1,150)
Share capital	(450)	(450)	(450)	(850)	(850)

Variable Interest Entities
On November 1, 2004, we adopted the CICA’s new accounting requirements on the consolidation of variable interest entities (VIEs). VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. The new rules require that we consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters. Prior period financial statements were not restated for this change.

Beginning on November 1, 2004, we consolidated our customer securitization vehicles. We grouped the assets and liabilities of these VIEs into other assets and other liabilities, respectively, and all impacts on net income before provision for income taxes were recorded in non-interest revenue - other, as it was our intention to restructure these VIEs. The impact on our Consolidated Balance Sheet on November 1, 2004, was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in shareholders’ equity of $42 million.

The impact on shareholders’ equity arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. The mark to market adjustments on those derivatives from their inception to November 1, 2004 would have been recognized in income. Since the new rules require us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark to market losses prior to November 1, 2004 was recognized through our opening retained earnings. The adjustment was being amortized into income over the remaining life of the swaps. These derivatives qualified for hedge accounting while the VIEs were consolidated.

Financial Statements - Page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2005

(Unaudited)

2.	Changes in Accounting Policies (continued)

On April 29, 2005, we completed the restructuring of our customer securitization VIEs by either terminating or changing the terms of our swaps with the VIEs and amending some of the rights of noteholders in the VIEs. As a result they no longer meet the criteria for consolidation. The impact on our Consolidated Statement of Income of consolidating these VIEs for the six months ended April 30, 2005 was an increase in non-interest revenue — other of $5 million, related to the reversal of mark to market losses over the life of the related swaps ($3 million for the three months ended April 30, 2005). The impact on the Consolidated Statement of Income of deconsolidating these entities on April 29, 2005 was an increase in non-interest revenue — other of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark to market losses on swaps that had been charged against retained earnings.

Our involvement with these and other VIEs is summarized in Note 8 of our consolidated financial statements for the year ended October 31, 2004, as set out on pages 96 and 97 of our 2004 Annual Report.

Merchant Banking Investments
On November 1, 2004, we adopted the CICA’s new accounting requirements applicable to our merchant banking subsidiaries. The new rules require these subsidiaries to account for their investments at fair value with changes in fair value recorded in net income. Previously, these subsidiaries accounted for their investments at cost. The impact of this change in accounting on our Consolidated Statement of Income for the six months ended April 30, 2005, including the initial adjustment to fair value on November 1, 2004, was an increase of $26 million in non-interest revenue, investment securities gains (losses), an increase in income taxes of $9 million and an increase in net income of $17 million.

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

	For the three months ended						For the six months ended
	Specific		General				Specific		General
	allowance		allowance		Total		allowance		allowance		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
(Canadian $ in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Balance at beginning of period	$297	$599	$1,017	$1,140	$1,314	$1,739	$298	$611	$1,010	$1,180	$1,308	$1,791
Provision for credit losses	46	45	(40)	(40)	6	5	89	100	(40)	(80)	49	20
Recoveries	15	14	—	—	15	14	31	46	—	—	31	46
Write-offs	(107)	(121)	—	—	(107)	(121)	(179)	(230)	—	—	(179)	(230)
Foreign exchange and other	3	30	6	—	9	30	15	40	13	—	28	40

Balance at end of period	$254	$567	$983	$1,100	$1,237	$1,667	$254	$567	$983	$1,100	$1,237	$1,667

Comprised of:
Loans	$237	$567	$983	$1,100	$1,220	$1,667	$237	$567	$983	$1,100	$1,220	$1,667
Other credit instruments	17	—	—	—	17	—	17	—	—	—	17	—

4.	Securitization

During the six months ended April 30, 2005, we securitized residential mortgages totalling $1,441 million for total cash proceeds of $1,438 million ($700 million and $695 million respectively, for the three months ended April 30, 2005). The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.6 years, a prepayment rate of 8.0%, an interest rate of 5.01% and a discount rate of 3.73%. (4.7 years and 8.0%, 5.04% and 3.75% respectively, for the three months ended April 30, 2005). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $16 million of gains in non-interest revenue — securitization revenues, $58 million of deferred purchase price in other assets and $12 million of servicing liability in other liabilities related to the securitization of those loans ($11 million, $28 million and $6 million respectively, for the three months ended April 30, 2005). In addition, gains on sales of loans sold to revolving securitization vehicles were $26 million, for the six months ended April 30, 2005, ($18 million for the three months ended April 30, 2005).

5.	Acquisition

Mercantile Bancorp, Inc.
On December 30, 2004, we completed the acquisition of Indiana-based Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million. As part of this transaction, we also acquired a small real estate company, Lake Commercial Corp. (collectively “MBI”). The results of MBI have been included in our consolidated financial statements since that date. The acquisition of MBI provides us with the opportunity to expand our community banking services into Northwest Indiana. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. MBI is part of our Retail and Commercial Banking reporting unit within the Personal and Commercial Client Group.

Financial Statements - Page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2005

(Unaudited)

5.	Acquisition (continued)

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

Mercantile
(Canadian $ in millions)	Bancorp, Inc.
Cash resources	$111
Securities	166
Loans	620
Premises and equipment	24
Goodwill	86
Core deposit intangible asset	15
Other assets	27

Total assets	1,049

Deposits	752
Other liabilities	103

Total liabilities	855

Purchase price	$194

The purchase price allocation has been revised to reflect refinement as we complete the valuation of the assets acquired and liabilities assumed.

6.	Employee Compensation

Stock Options
During the six months ended April 30, 2005, we granted a total of 1,435,075 stock options. The weighted-average fair value of these options was $10.34 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the six months ended April 30, 2005
Expected dividend yield	3.1%
Expected share price volatility	22.8%
Risk-free rate of return	4.2%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded stock option expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

	For the three months ended			For the six months ended
(Canadian $ in millions, except earnings per share figures)	April 30, 2005	April 30, 2004		April 30, 2005	April 30, 2004
Stock option expense included in employee compensation expense	$3	$1		$5	$3

Net income, as reported	$600	$591	(1)	$1,202	$1,112	(1)
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	3	7		6	17

Pro forma net income	$597	$584		$1,196	$1,095

Earnings Per Share
Basic, as reported	$1.19	$1.16		$2.37	$2.18
Basic, pro forma	1.18	1.15		2.36	2.15
Diluted, as reported	1.16	1.12		2.32	2.12
Diluted, pro forma	1.16	1.12		2.31	2.09

(1)	Restated, refer to Note 2.

Financial Statements - Page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2005

(Unaudited)

6.	Employee Compensation (continued)

Pension and Other Employee Future Benefit Expenses We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
(Canadian $ in millions)	April 30, 2005	April 30, 2004	April 30, 2005	April 30, 2004
Benefits earned by employees	$31	$31	$4	$4
Interest cost on accrued benefit liability	50	53	11	12
Actuarial loss recognized in expense	17	18	3	2
Amortization of plan amendment costs	1	—	(2)	(2)
Expected return on plan assets	(57)	(55)	(1)	(1)

Benefits expense	42	47	15	15
Canada and Quebec pension plan expense	14	14	—	—
Defined contribution expense	3	3	—	—

Total pension and other employee future benefit expenses	$59	$64	$15	$15

	Pension benefit plans		Other employee future benefit plans
	For the six months ended		For the six months ended
(Canadian $ in millions)	April 30, 2005	April 30, 2004	April 30, 2005	April 30, 2004
Benefits earned by employees	$62	$59	$8	$8
Interest cost on accrued benefit liability	101	102	22	23
Actuarial loss recognized in expense	33	37	6	5
Amortization of plan amendment costs	2	1	(3)	(4)
Expected return on plan assets	(114)	(109)	(2)	(2)

Benefits expense	84	90	31	30
Canada and Quebec pension plan expense	26	27	—	—
Defined contribution expense	6	6	—	—

Total pension and other employee future benefit expenses	$116	$123	$31	$30

7.	Subordinated Debt

On April 22, 2005, we issued $500 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series C Medium-Term Notes, Second Tranche, is due April 2020. Interest on this issue is payable semi-annually at a fixed rate of 4.87% until April 22, 2015, and at a floating rate equal to the rate on three month term Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.

On January 21, 2005, we issued $500 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series C Medium-Term Notes, First Tranche, is due January 2015. Interest on this issue is payable semi-annually at a fixed rate of 4.00% until January 21, 2010, and at a floating rate equal to the rate on three month term Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.

On May 4, 2005, we announced our intention to redeem all of our 6.60% Series B Medium-Term Notes, First Tranche due 2010, on June 8, 2005, totalling $300 million. The notes will be redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

8.	Share Capital

During the quarter, we repurchased 3,252,800 common shares for $180 million, representing an average cost of $55.48 per share. During the six months ended April 30, 2005, we repurchased 5,299,300 common shares for $295 million at an average cost of $55.74 per share. There have been 6,678,700 common shares repurchased under the existing normal course issuer bid that expires on August 6, 2005 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares.

Financial Statements - Page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2005

(Unaudited)

8.	Share Capital (continued)

Treasury Shares
Effective November 1, 2003, purchases and sales of Bank of Montreal shares by subsidiaries are recorded in shareholders’ equity. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues. The impact of this change on our Consolidated Statement of Changes in Shareholders’ Equity was an increase in contributed surplus of $15 million for the six months ended April 30, 2004 (nil for the six months ended April 30, 2005).

Share Capital Outstanding (a)

		April 30, 2005
		Principal
(Canadian $ in millions, except as noted)	Number	Amount	Convertible into...
Preferred Shares — classified as liabilities
Class B — Series 4	8,000,000	$200	common shares (b)
Class B — Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B — Series 5	8,000,000	200	—
Class B — Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596

Common Shares	498,585,103	3,916	—

Total outstanding share capital — classified as equity		$4,512

Stock options issued under stock option plan		n/a	29,681,944 common shares

(a)	For additional information refer to Notes 18 and 19 to our consolidated financial statements for the year ended October 31, 2004 on pages 108 to 111 of our 2004 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a – not applicable

9.	Legal Proceedings

During the quarter, we recorded a $25 million provision for a legal claim against a company acquired by the Private Client Group in the United States in 2002.

10.	United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

	For the three months ended		For the six months ended
(Canadian $ in millions, except earnings per share figures)	April 30, 2005	April 30, 2004 (1)	April 30, 2005	April 30, 2004 (1)
Net Income — Canadian GAAP	$600	$591	$1,202	$1,112
United States GAAP adjustments	(34)	8	(86)	(121)

Net Income — United States GAAP	$566	$599	$1,116	$991

Earnings Per Share
Basic — Canadian GAAP	$1.19	$1.16	$2.37	$2.18
Basic — United States GAAP	1.12	1.16	2.20	1.90
Diluted — Canadian GAAP	1.16	1.12	2.32	2.12
Diluted — United States GAAP	1.09	1.13	2.15	1.85

(1)	For the three months and six months ended April 30, 2004, net income — Canadian GAAP has been restated to conform to the current period’s presentation (see Note 2). Consequently, the United States GAAP adjustments amount for those periods have also been restated to reflect this change. However, net income as well as earnings per share — United States GAAP remain the same as previously reported.

Financial Statements - Page 9

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2005

(Unaudited)

11.	Operating and Geographic Segmentation

(Canadian $ in millions)
For the three months ended				Corporate	Total	Teb	Total
April 30, 2005	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$856	$143	$273	$(60)	$1,212	$(31)	$1,181
Non-interest revenue	414	360	407	35	1,216	—	1,216

Total Revenue	1,270	503	680	(25)	2,428	(31)	2,397
Provision for credit losses	76	1	25	(96)	6	—	6
Non-interest expense	781	382	359	57	1,579	—	1,579

Income before taxes and non-controlling interest in subsidiaries	413	120	296	14	843	(31)	812
Income taxes	120	43	90	(24)	229	(31)	198
Non-controlling interest in subsidiaries	—	—	—	14	14	—	14

Net Income	$293	$77	$206	$24	$600	$—	$600

Average Assets	$125,695	$7,068	$172,966	$5,133	$310,862	$—	$310,862

Goodwill (As At)	$692	$834	$103	$3	$1,632	$—	$1,632

For the three months ended				Corporate	Total	Teb	Total
April 30, 2004 (Restated)(1)	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$814	$133	$302	$(55)	$1,194	$(39)	$1,155
Non-interest revenue	338	357	435	121	1,251	—	1,251

Total Revenue	1,152	490	737	66	2,445	(39)	2,406
Provision for credit losses	74	1	45	(115)	5	—	5
Non-interest expense	762	392	380	31	1,565	—	1,565

Income before taxes and non-controlling interest in subsidiaries	316	97	312	150	875	(39)	836
Income taxes	110	34	106	30	280	(39)	241
Non-controlling interest in subsidiaries	—	—	—	4	4	—	4

Net Income	$206	$63	$206	$116	$591	$—	$591

Average Assets	$115,276	$7,210	$150,302	$3,965	$276,753	$—	$276,753

Goodwill (As At)	$453	$879	$80	$3	$1,415	$—	$1,415

For the six months ended				Corporate	Total	Teb	Total
April 30, 2005	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$1,730	$283	$548	$(123)	$2,438	$(59)	$2,379
Non-interest revenue	826	702	840	61	2,429	—	2,429

Total Revenue	2,556	985	1,388	(62)	4,867	(59)	4,808
Provision for credit losses	150	2	50	(153)	49	—	49
Non-interest expense	1,543	750	731	88	3,112	—	3,112

Income before taxes and non-controlling interest in subsidiaries	863	233	607	3	1,706	(59)	1,647
Income taxes	276	83	164	(47)	476	(59)	417
Non-controlling interest in subsidiaries	—	—	—	28	28	—	28

Net Income	$587	$150	$443	$22	$1,202	$—	$1,202

Average Assets	$124,294	$7,055	$166,951	$5,086	$303,386	$—	$303,386

Goodwill (As At)	$692	$834	$103	$3	$1,632	$—	$1,632

For the six months ended				Corporate	Total	Teb	Total
April 30, 2004 (Restated)(1)	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)
Net interest income	$1,629	$271	$626	$(67)	$2,459	$(77)	$2,382
Non-interest revenue	724	690	831	112	2,357	—	2,357

Total Revenue	2,353	961	1,457	45	4,816	(77)	4,739
Provision for credit losses	149	3	89	(221)	20	—	20
Non-interest expense	1,521	785	761	59	3,126	—	3,126

Income before taxes and non-controlling interest in subsidiaries	683	173	607	207	1,670	(77)	1,593
Income taxes	235	57	196	62	550	(77)	473
Non-controlling interest in subsidiaries	1	—	—	7	8	—	8

Net Income	$447	$116	$411	$138	$1,112	$—	$1,112

Average Assets	$113,940	$7,042	$147,369	$4,037	$272,388	$—	$272,388

Goodwill (As At)	$453	$879	$80	$3	$1,415	$—	$1,415

(1)	See Note 2 and Inter Group Allocations section.
(2)	Corporate Support includes Technology and Solutions.
(3)	Taxable equivalent basis — see Basis of Presentation section.

Financial Statements - Page 10

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2005

(Unaudited)

11.	Operating and Geographic Segmentation (continued)

(Canadian $ in millions), Taxable equivalent basis(1)
For the three months ended
April 30, 2005	Canada	United States	Other Countries	Total
Net interest income	$856	$332	$24	$1,212
Non-interest revenue	854	326	36	1,216

Total Revenue	1,710	658	60	2,428
Provision for credit losses	32	(15)	(11)	6
Non-interest expense	1,057	491	31	1,579

Income before taxes and non-controlling interest in subsidiaries	621	182	40	843
Income taxes	197	48	(16)	229
Non-controlling interest in subsidiaries	9	5	—	14

Net Income	$415	$129	$56	$600

Average Assets	$208,657	$75,565	$26,640	$310,862

For the three months ended
April 30, 2004 (Restated)(2)	Canada	United States	Other Countries	Total
Net interest income	$782	$366	$46	$1,194
Non-interest revenue	841	366	44	1,251

Total Revenue	1,623	732	90	2,445
Provision for credit losses	7	31	(33)	5
Non-interest expense	1,033	500	32	1,565

Income before taxes and non-controlling interest in subsidiaries	583	201	91	875
Income taxes	193	69	18	280
Non-controlling interest in subsidiaries	1	3	—	4

Net Income	$389	$129	$73	$591

Average Assets	$178,471	$72,398	$25,884	$276,753

For the six months ended
April 30, 2005	Canada	United States	Other Countries	Total
Net interest income	$1,745	$643	$50	$2,438
Non-interest revenue	1,684	661	84	2,429

Total Revenue	3,429	1,304	134	4,867
Provision for credit losses	84	(17)	(18)	49
Non-interest expense	2,144	909	59	3,112

Income before taxes and non-controlling interest in subsidiaries	1,201	412	93	1,706
Income taxes	401	116	(41)	476
Non-controlling interest in subsidiaries	17	11	—	28

Net Income	$783	$285	$134	$1,202

Average Assets	$205,986	$73,352	$24,048	$303,386

For the six months ended
April 30, 2004 (Restated)(2)	Canada	United States	Other Countries	Total
Net interest income	$1,641	$727	$91	$2,459
Non-interest revenue	1,632	645	80	2,357

Total Revenue	3,273	1,372	171	4,816
Provision for credit losses	(24)	77	(33)	20
Non-interest expense	2,083	978	65	3,126

Income before taxes and non-controlling interest in subsidiaries	1,214	317	139	1,670
Income taxes	394	133	23	550
Non-controlling interest in subsidiaries	1	7	—	8

Net Income	$819	$177	$116	$1,112

Average Assets	$177,056	$71,180	$24,152	$272,388

(1)	Taxable equivalent basis — see Basis of Presentation section.
(2)	See Note 2 and Inter Group Allocations section.

Financial Statements - Page 11

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2005

(Unaudited)

11.	Operating and Geographic Segmentation (continued)

Operating Groups

We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our operating groups may not be comparable with other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Personal and Commercial Client Group
Personal and Commercial Client Group (“P&C”) offers a full range of products and services in Canada and the United States through direct banking channels such as branches, telephone banking, online banking and a network of automated banking machines.

Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Investment Banking Group
Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

Corporate Support, including Technology and Solutions
Corporate Support, includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&S manages and maintains information technology, processing, real estate and sourcing for the Bank. The unit focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG and IBG and only minor amounts are retained in T&S’s results. As such, results for Corporate Support largely reflect operating results of Corporate units.

Corporate Support also includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields.

Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are included in Corporate Support.

Financial Statements - Page 12

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended April 30, 2005

(Unaudited)

11.	Operating and Geographic Segmentation (continued)

Inter Group Allocations
On November 1, 2004, we implemented new funds transfer pricing and cost methodologies. The new funds transfer pricing methodology is matched-maturity based, and the cost system is activity based. These enhancements provide more detailed profitability information. Although there is no impact on consolidated results, these changes had small impacts on the profit and loss of our operating segments. Historical reclassifications were performed to better align the comparative results of the banking groups. The impact of these changes on the prior period results are as follows:

(Canadian $ in millions) increase/(decrease)
For the three months ended				Corporate
April 30, 2004	P&C	PCG	IBG	Support(1)	Total
Net interest income	$(15)	$9	$(1)	$7	$—
Non-interest revenue	14	(8)	(5)	(1)	—

Total Revenue	(1)	1	(6)	6	—
Provision for credit losses	(1)	1	—	—	—
Non-interest expense	(1)	—	(6)	7	—

Income before taxes and non-controlling interest in subsidiaries	1	—	—	(1)	—
Income taxes	—	—	—	—	—
Non-controlling interest in subsidiaries	—	—	—	—	—

Net Income	$1	$—	$—	$(1)	$—

Average Assets	$(1,820)	$1,820	$—	$—	$—

(1)	Corporate Support includes Technology and Solutions.

(Canadian $ in millions) increase/(decrease)
For the six months ended				Corporate
April 30, 2004	P&C	PCG	IBG	Support(1)	Total
Net interest income	$(32)	$17	$(1)	$16	$—
Non-interest revenue	28	(16)	(10)	(2)	—

Total Revenue	(4)	1	(11)	14	—
Provision for credit losses	(2)	2	—	—	—
Non-interest expense	(2)	1	(12)	13	—

Income before taxes and non-controlling interest in subsidiaries	—	(2)	1	1	—
Income taxes	—	(1)	—	1	—
Non-controlling interest in subsidiaries	—	—	—	—	—

Net Income	$—	$(1)	$1	$—	$—

Average Assets	$(1,817)	$1,817	$—	$—	$—

(1)	Corporate Support includes Technology and Solutions.

Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

Financial Statements - Page 13